AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH STATE. THE COMPANY MAY ELECT TO SATISFY ITS OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF THE COMPANY’S SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

PRELIMINARY OFFERING CIRCULAR

DATED AUGUST 12, 2022

Miso Robotics, Inc.

680 East Colorado Blvd, Suite 500,

Pasadena, CA 91101

up to

1,491,861 shares of Series E Preferred Stock(1)

We are offering a maximum number of 1,491,861 shares of Series E Preferred Stock, composed of 1,356,238 shares issuable in exchange for cash consideration, and a maximum number of 135,623 shares to be issued as “Bonus Shares” on a “best efforts” basis to investors in this offering.

Series E Preferred Shares	Price to Public(3)		Underwriting Discounts and Commissions(4)	Proceeds to Company Before Expenses(5)
Per Share	$11.06		$0.1106	$10.9494
Total Maximum	$14,999,992	(2)	$150,000	$14,849,992

The minimum investment in this offering is $995.40, or 90 shares of Series E Preferred Stock.

(1)	The company is offering up to 1,356,238 shares of Series E Preferred Stock, plus up to 135,623 (or 10% of shares of Series E Preferred Stock for purchase by investors) additional shares of Series E Preferred Stock eligible to be issued as Bonus Shares to investors based upon an investor’s investment level and/or whether such investors “reserve” shares prior to investing in the company. See “Plan of Distribution and Selling Securityholders” for further details.

(2)	Total Maximum Price to Public and Proceeds to Issuer Before Expenses includes $14,999,992, the value of Series E Preferred Stock assuming, $11.06 per share, and includes $1,499,990, the value of the Bonus Shares, assuming $11.06 per share; provided, however, we shall not receive such Bonus amounts because Investors are not paying the purchase price for such Bonus Shares.

(3)	The Series E Preferred Stock is convertible into Common Stock either at the discretion of the investor or automatically upon effectiveness of registration of the securities in an Initial Public Offering. The total number of shares of the Common Stock into which the Series E Preferred Stock may be converted will be determined by dividing the Original Issue Price per share by the conversion price per share.

(4)	Does not include effective discount that would result from the issuance of Bonus Shares. For details of the effective discount. See “Plan of Distribution and Selling Securityholders.”

(5)	The Company has engaged Dalmore Group, LLC to serve as the broker/dealer of record. The Company will pay Dalmore Group, LLC in accordance with the terms of the Broker-Dealer Agreement between the Company and Dalmore Group, LLC, attached as Exhibit 1.1 hereto. As compensation for the Services, the Company shall pay to Dalmore a fee equal to 1% of the aggregate amount raised by Dalmore Group. If the maximum amount of shares is sold, the maximum amount the Company would pay Dalmore Group, LLC is $150,000.

There will also be a one-time advance payment for out-of-pocket expenses of $5,000. The advance payment will cover expenses anticipated to be incurred by Dalmore Group, LLC. The firm will refund a portion of the payment related to the advance to the extent it was not used, incurred or provided to the Company.

The Company has also engaged Dalmore Group, LLC as a consultant to provide ongoing general consulting services relating to the Offering such as coordination with third party vendors and general guidance with respect to the Offering. The Company will pay a one-time fee of $10,000 for these services. See "Plan of Distribution and Selling Securityholders" for details of compensation and transaction fees to be paid to the placement agent.

(6)	Miso Robotics, Inc. (the “Company”) expects that the amount of expenses of the offering that it will pay, including historical expenses and those going forward, will be approximately $63,500, not including commissions or state filing fees.

Investors in this offering will grant an irrevocable voting proxy to the company’s President that will limit their ability to vote their shares of Series E Preferred Stock purchased in this offering until the occurrence of certain events specified in the proxy, none of which may ever occur. The Proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years after the execution of this Subscription Agreement.

 Investors will be required to subscribe to the Offering via the platform managed by Novation Solutions, Inc., and agree to the terms of the Offering, the subscription agreement, and any other relevant exhibit attached thereto. There are no fees associated with the use of the Novation Solutions, Inc. platform.

This offering does not have a minimum offering amount. The Company will not utilize a third-party escrow account for this offering. All funds tendered by investors will be held in a segregated account until investor subscriptions are accepted by the Company and Dalmore Group. Once investor subscriptions are accepted by the Company and by Dalmore funds will be deposited into an account controlled by the Company.

The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminated by the company in its sole discretion. There is no minimum target for this offering and the Company may accept investor subscriptions on a rolling basis. After each acceptance of subscriptions, funds tendered by investors will be available to the Company for its use. The offering is being conducted on a best-efforts basis.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 8.

Sales of these securities will commence on approximately [___].

The Company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary – Implications of Being an Emerging Growth Company.”

Summary of the Offering

The following summary of certain information contained in this Offering Circular is not intended to be complete in itself. The summary does not provide all the information necessary for you to make an investment decision. You are encouraged to review the more detailed information in the remainder of the Offering Circular.

As used in this Offering Circular, unless the context otherwise requires, the terms "Corporation," “Company,” "Miso,", "we," "our" and "us" refer to Miso Robotics, Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Miso Robotics Company Overview

Miso Robotics launched in 2016 to create the world’s first autonomous robotic kitchen assistant for commercial kitchens. Automation is important for the restaurant and prepared food industries, which are struggling to make a meaningful profit due to the increase in labor cost.

The company is named after the foundation of miso soup, fermented soybeans. Fermentation is one of the first disruptive food technologies, leveraging the work of tiny microbes to provide massive improvements in nourishment at scale - reducing food waste, improving flavors, and unlocking more nutrition with less effort.

Miso now employs a respected team of roboticists, engineers and industrial designers from Caltech, Cornell, MIT, Carnegie Mellon, UCLA, Olin, Harvey Mudd, Art Center, NASA, Tesla, and SpaceX.

Miso Robotics has created valuable partnerships with key disruptors in the restaurant industry. Miso Robotics is positioned to work with customers in the Quick Service Restaurant system to integrate Flippy into an overhead rail system to reduce the footprint.

Miso previously sold shares of Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock. Funding rounds for Series C concluded on May 13, 2021, Series D on November 18, 2021, and a previous offering of our Series E Preferred Stock ended on June 23, 2022.

Principal Products and Services

Flippy 2

Miso Robotics uses a cloud-connected Miso AI platform that enables the Company’s autonomous robotic kitchen assistants to perform frying and grilling cooking tasks. The product is designed as a platform, with extensible skill sets that will enable the same robot to interact with new kitchen equipment over time (as those new skills are developed). In addition, Miso Robotics’ kitchen assistant product line has received full certification by NSF International for meeting sanitation standards for commercial kitchen equipment and secured an ETL Listed Mark by Intertek for meeting UL electrical safety standards.

Miso Robotics was founded with the idea of giving eyes and a brain to a robotic arm so it could work in commercial kitchens with real-time situational awareness and real-time robotic controls. The Company’s robotic kitchen assistant was designed as a software platform that could automate the cooking of all manner of foods and recipes, with all equipment and restaurant brands, and all kitchen formats.

Miso’s autonomous robotic Kitchen Assistants are focused on helping with the most repetitive, dangerous, and least desirable tasks in the kitchen. The first “Flippy” grilling burgers was our proof of concept. Flippy can now fry different types of food. These tasks can be improved and optimized for consistency, ensuring each meal is cooked to the perfect temperature with minimal food waste. Beyond frying, grilling, and other cooking, expect them over time to help with tasks like chopping onions, cutting other vegetables, and even cleaning.

The Kitchen Assistant improves and learns over time based on the data available. Ultimately, this frees up kitchen staff to spend more time with customers. The Company believes the future of food is on-demand, accessible, personalized, and scalable. Miso is building the technology platform leveraging automation, machine learning, and robotics advancements to deliver this future .

CookRight

An advanced AI platform that incorporates machine learning, sensors, and computer vision, CookRight has served as the foundation of Miso Robotics’ flagship product, Flippy. The software allows cooks to track a food item on a grill and monitor cooking time automatically to deliver precision-level cooking. CookRight not only improves the cooking process but also assists in ensuring accurate order completion by simplifying tasks and providing operational assistance through an easy-to-navigate user interface that helps employees focus on customer service needs such as speed, accuracy, and quality.

Flippy Wings

Flippy Wings is the only robotic chicken wing frying solution designed from the ground up for high volume restaurants. Flippy Wings fries fresh, frozen, or hand-breaded chicken products, avoiding cross contamination and increasing throughput while reducing costs. Flippy Wings is currently being tested with a restaurant partner and is being tailored and tuned to specifications.

Sippy

In June 2021, Miso began development of an intelligence backed automated beverage dispenser, named Sippy, that will integrate with the point of sales (POS) system and come equipped with a guided workflow for employees to ensure accurate order completion synced with driver and customer arrival times. The machine will be able to automatically pour drinks and advance beverages to enable an easy grab-and-go format for staff.

Market

The Quick Service Restaurant (QSR) and fast-food industry is a $273 Billion industry globally and has been experiencing historic growth over the past five years, with the QSR market growing 4.1% annually during this period. While the amount of QSR establishments continues to increase within the U.S. to a total of 286,967 in 2019 , the labor market for fast - food workers has tightened, creating a labor shortage for QSRs. This shortage can be attributed to multiple factors such as a low unemployment rate, fewer teenagers in the workforce, and a boom in restaurant openings. Miso Robotics is poised to help cure QSR owners and managers of this frustration and provide a solution to the lack of labor.

Labor expenses in a Quick Service Restaurant are currently greater than 25% of annual revenue, a number that has remained relatively steady over the past 10 years according to IBISWorld’s 2020 Industry Report. While a QSR consists of many different employee positions, cooks specifically account for 60% of the total wage expense for a restaurant. Miso Robotics’ automation solution can help increase the throughput and efficiency of these cooks, bringing down this majority expense and increasing their profitability in the kitchen.

Restaurants already see a 150% turnover today from a dissatisfied workforce. Pair this with an aging workforce that cannot handle some of the physical demands that come with the job and commercial kitchens are struggling to recruit and retain talent. Intelligent automation not only creates an avenue for meaningful work for the next generation through the creation of new jobs like a Chef Tech (employees trained to manage the robot) but also takes the physical burden off more mature employees who want to contribute later in life.

The tasks that Miso’s technology can perform are some of the most dangerous tasks in the kitchen, not to mention messy and menial, ultimately improving the employee experience by freeing up time for them to focus on more meaningful work, like warm customer service that a robot can’t simply match.

Selected Risks Associated With The Business

●	We have a limited operating history upon which you can evaluate our performance, and have not yet generated profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters.

●	The auditor included a “going concern” note in its audit report.

●	We could be adversely affected by product liability, personal injury or other health and safety issues.

●	Our failure to attract and retain highly qualified personnel in the future could harm our business.

●	Our newest technology is not yet fully developed, and there is no guarantee that we will be able to develop and produce a fully working prototype of our core product.

●	We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.

Offering Terms

Securities Offered	Maximum of 1,356,238 shares of Series E Preferred Stock, plus up to 135,623 additional shares of Series E Preferred Stock eligible to be issued as Bonus Shares.
Minimum Investment	$995.40, or 90 shares of Series E Preferred Stock.
Common Stock outstanding before the offering	12,165,650 shares
Preferred Stock outstanding before the offering	769,784 shares of Series A Preferred Stock, 997,616 shares of Series B Preferred Stock, 1,518,093 shares of Series C Preferred Stock, 402,847 shares of Series D Preferred Stock, and 2,286,258 shares of Series E Preferred Stock
Preferred Stock outstanding after the offering (assuming a fully subscribed offering and on a fully diluted basis)	7,466,549 shares (see “Dilution” for more information on conversion of outstanding convertible notes)
Common Stock outstanding after the offering (assuming a fully subscribed offering in which all holders of Preferred Stock convert to Common Stock)	41,762,779 shares (after accounting for conversion ratios for each class of Preferred Stock as a result of the stock split approved in the Company’s Seventh Amended and Restated Certificate of Incorporation)
Irrevocable Proxy	Investors in offering will grant an irrevocable voting proxy to our President that will limit their ability to vote their shares until the occurrence of certain events specified in the proxy, none of which may ever occur. The Proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years after the execution of this Subscription Agreement.
Use of proceeds	The proceeds of this offering will be used for product development, personnel, the repayment of debt, and general overhead.

Implications of Being an Emerging Growth Company

As an issuer with less than $1 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when we become subject to the ongoing reporting requirements of the Exchange Act upon filing a Form 8-A. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, and hereby elect to do so. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1 billion in annual revenues, have more than $700 million in market value of our Common Stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Risk Factors

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to Invest.

Risks Related to Our Company

We have a limited operating history upon which you can evaluate our performance, and have not yet generated profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters. Our company was incorporated under the laws of the State of Delaware on June 20, 2016, and we have not yet generated profits. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and products. We anticipate that our operating expenses will increase for the near future, and there is no assurance that we will be profitable in the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

Any valuation at this stage is difficult to assess. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management’s best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The auditor included a “going concern” note in its audit report. We may not have enough funds to sustain the business until it becomes profitable. The Company has not generated profits since inception, has sustained net losses of $25,135,863 and $10,684,792 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $51,477,045 and cash of $13,742,525, relative to negative operating cash flows of $23,018,343 in 2021. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Even if we raise funds through this offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

Our public partnerships do not guarantee revenue. Our partnership with brands such as Chipotle, Panera Bread, Inspire Brands, and White Castle do not obligate those partners to purchase any of the Company's robots. Despite significant cost of revenues and expense incurred to develop these partnerships, we may not realize sustained, or any revenue from them.

We are currently dependent on a few key personnel. Our success depends, to a large degree, on our ability to retain the services of our executive management team, whose industry knowledge and leadership would be difficult to replace. We might not be able to execute on our business model if we were to lose the services of any of our key personnel.  If any of these individuals were to leave the Company unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor develops the necessary training and experience.  Competition for hiring engineers, sales and marketing personnel and other qualified personnel may result in a shortfall in recruiting and competition for qualified individuals could require us to pay higher salaries, which could result in higher labor costs.  If we are unable to recruit and retain a sufficient number of qualified individuals, or if the individuals we employ do not meet our standards and expectations, we may not be able to successfully execute on our business strategy and our operations and revenues could be adversely affected.

We could be adversely affected by product liability, personal injury or other health and safety issues. We could be adversely impacted by the supply of defective products. Defective products or errors in our technology could lead to serious injury by restaurant and kitchen workers. Product liability or personal injury claims may be asserted against us with respect to any of the products we supply or services we provide. It is our responsibility to have a quality management system and training procedures in place and to audit our suppliers to ensure that products supplied to our company meet proper standards. Should a product or other liability issues arise, the coverage limits under insurance programs and the indemnification amounts available to us may not be adequate to protect us against claims and judgments. We also may not be able to maintain such insurance on acceptable terms in the future. We could suffer significant reputational damage and financial liability if we experience any of the foregoing health and safety issues or incidents, which could have a material adverse effect on our business operations, financial condition and results of operations.

Certain intellectual property rights of the Company may be abandoned or otherwise compromised if the Company does not obtain additional capital. The Company may be forced to allow certain deadlines relating to its patent portfolio to pass without taking any action because it lacks sufficient funds to pay for the required actions. Specifically, certain international filing deadlines are quickly approaching as of the date of this Offering Circular and the Company lacks sufficient funds to pay the government and legal fees associated with making such filings. Additionally, certain U.S. provisional patent applications are scheduled to expire and the Company could lose its priority date with regard to the subject matter of such provisional applications in the event the Company n lacks sufficient funds to pay the applicable government and legal fees

Our failure to attract and retain highly qualified personnel in the future could harm our business. As the Company grows, it will be required to hire and attract additional qualified professionals such as software engineers, robotics engineers, machine vision and machine learning experts, project managers, regulatory professionals, sales and marketing professionals, accounting, legal, and finance experts. The Company may not be able to locate or attract qualified individuals for such positions, which will affect the Company’s ability to grow and expand its business.

The Company’s business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company’s current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Our newest technology is not yet fully developed. We are still developing components of Flippy 2, Flippy Wings, and Sippy that will eventually go into mass production. We have delivered a working version of our Flippy 2 and Flippy Wings products to our corporate partners, however, we may be unable to convert our current version to a viable product that can easily be replicated and put into mass production. Sippy is still being developed by our team and has not yet been delivered to a corporate partner for testing. Additionally, we may not be able to make a transition to mass production, either via in house manufacturing or contract manufacturers.

We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors. In order to continue to operate and grow the business, we will likely need to raise additional capital beyond this current financing round by offering shares of our Common or Preferred Stock and/or other classes of equity. All of these would result in dilution to our existing investors, plus they may include additional rights or terms that may be unfavorable to our existing investor base. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

A significant portion of the Company’s voting securities are beneficially owned by Buck Jordan our President, whose interests may differ from those of the other stockholders. As of the date of this Offering Circular, Buck Jordan beneficially owns approximately 43.02% of the shares of the Company’s issued and outstanding voting securities. Assuming all of the shares of Series E Preferred Stock being offered are sold, he will beneficially own approximately 41.90% of the shares of the Company’s issued and outstanding voting securities. This concentration of ownership may have the effect of delaying or preventing a change in control, which may not be in the best interest of the Company’s other stockholders.

Your rights as a holder of Series E Preferred Stock may be limited by the number of shares held by entities affiliated with the Company's management and common shareholders. Future VC SPV, LLC and Rise of Miso, LLC collectively hold 499,239 shares of Series A Preferred Stock, 627,158 shares of Series B Preferred Stock, and 133,505 shares of Series C Preferred Stock. Rise of Miso, LLC is controlled by John Miller who is an investor in the Company via direct holdings and via CaliBurger’s holdings and Future VC SPV, LLC is controlled by Buck Jordan, who is an investor in the Company as well as its current President. The Series E Preferred Stock are entitled to certain protective provisions, as described in herein under “Securities Being Offered - Series C, Series D, and Series E Preferred Stock - Voting Rights” and the Company’s Seventh Amended and Restated Certificate of Incorporation. Any vote in regard to the approval or disapproval of those items listed under the protective provisions would be either controlled by or substantially influenced by such affiliates, potentially against the interests of the rest of the Series E Preferred Stockholders. In addition, such affiliates could substantially influence any vote required by a majority of Series E Preferred Stock to cause all shares of Series E Preferred Stock to be converted into shares of Common Stock.

Risks Related to the Securities in this Offering

There is no current market for any shares of the Company's stock. There is no formal marketplace for the resale of the Preferred stock or any of the Company’s Common Stock. Shares of Series E Preferred Stock may be traded on the over-the-counter market to the extent any demand exists. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

The Company is selling Series E stock at a price per share higher than the original issue price.

The Company is selling Series E stock in this offering for $11.06 per share, however the original issue price of the Series E as listed in the Company’s 7th Restated and Amended Certificate of Incorporation (“7th A&R COI”) is $10.05. Therefore, in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, as outlined in Subsection 2.1 of the 7th A&R COI, investors who purchase Series E stock for $11.06 will only be eligible to receive $10.05 per share.

The Company is selling Series E stock at a price per share higher than applicable conversion price.

The Company is selling Series E stock in this offering for $11.06 per share, however applicable conversion price of the Series E as listed in the Company’s 7th Restated and Amended Certificate of Incorporation (“7th A&R COI”) is $10.05. Therefore, in the event of a voluntary or mandatory conversion of Series E Preferred Stock to Common Stock, investors will receive 1.100496 shares of Common Stock for every share of Series E Preferred Stock they purchase at $11.06.

Our Seventh Amended and Restated Certificate of Incorporation   has a forum selection provision that requires certain disputes be resolved in the Court of Chancery of the State of Delaware, regardless of convenience or cost to interest holders. Under Article 12 of our Seventh Amended and Restated Certificate of Incorporation, stockholders are required to resolve disputes related to the governance of the Company in the Court of Chancery located in the State of Delaware. The forum selection provision applies to (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine.

Our Seventh Amended and Restated Certificate of Incorporation further provides that should the Court of Chancery in the State of Delaware not have subject matter jurisdiction over the matter, or there is an indispensable party not subject to the jurisdiction of the Court of Chancery, then the suit, action, or proceeding may be brought in the appropriate federal or state court. We intend for his forum selection provision to also apply to claims brought under federal securities law. The Company acknowledges that, for claims arising under the Exchange Act, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, requiring such matters to be heard in federal court. In contrast, Section 22 of the Securities Act provides for concurrent jurisdiction between federal and state courts for matters arising under the Securities Act.

The forum selection provision in our Seventh Amended and Restated Certificate of Incorporation may limit interest holders’ ability to obtain a favorable judicial forum for disputes with us or our officers, directors, employees or agents, which may discourage lawsuits against us and such persons. The requirement that action to which this provision applies be heard in the Court of Chancery in the State of Delaware may also create additional expense for any person contemplating an action against the Company, or limit the access to information to undertake such an action, further discouraging lawsuits.

It is also possible that, notwithstanding the forum selection clause included in our Seventh Amended and Restated Certificate of Incorporation, a court could rule that such a provision is inapplicable or unenforceable. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic. In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Company’s shares and investor demand for shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Specifically, COVID -19 may impact the production and distribution of Miso Robotics. If we are unable to produce our products due to manufacturing strains, we may not be able to distribute our product quickly and scale our business. This impact would mean we’d need to raise additional capital in order to meet our revenue targets.

Investors in the company’s Common Stock have assigned their voting rights.

In order to subscribe to shares of Series E Preferred Stock in this offering, each investor will be required to grant an irrevocable proxy, giving the right to vote its shares of Series E Preferred Stock to the company’s President. This irrevocable proxy will limit investors’ ability to vote their shares of Series E Preferred Stock until the events specified in the proxy, which include the company’s IPO, which may never happen.

The Company plans to pursue concurrent Regulation D offering and Reg CF offerings.

The Company plans to pursue concurrent offerings under Rule 506(c) of Regulation D, which is only available to accredited investors and under Regulation CF. Both offerings will be selling Series E Preferred stock at the same price as this offering. The Company plans to offer bonus shares of up to 10%, however, these may be at different terms than the bonus shares being offered in this offering.

Dilution

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders, giving effect to full conversion of all outstanding stock options, and assuming that the shares are sold at $11.06 per share, the original per share price of Series E Preferred Stock in this offering. The schedule presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

							Effective Cash Price
					Total Issued		per Share at Issuance
				Potential	and Potential		or Potential
	Date Issued	Issued Shares (1)		Shares (1)	Shares (1)		Conversion (1)
Common Stock	2016 - 2021	12,165,650			12,165,650		$0.13
Series A Preferred Stock	2016	5,388,488	(3)		5,388,488		$0.56
Series B Preferred Stock	2018	6,983,312	(3)		6,983,312		$1.43
Series C Preferred Stock	2020-2021	10,626,651	(3)		10,626,651		$2.42
Series D Preferred Stock	2021	2,819,929	(3)		2,819,929		$9.20
Warrants (From Promissory Notes):							123
Common	2019-2021			2,656,759	2,656,759	(2)	$1.51
							123
Options:							123
$0.16 Options	2016			461,342	461,342	(2)	$0.16
$0.49 Options	2017			679,000	679,000	(2)	$0.49
$0.59 Options	2017 - 2018			796,936	796,936	(2)	$0.59
$1.43 Options	2018			432,481	432,481	(2)	$1.43
$1.43 Options	2020			152,754	152,754	(2)	$1.43
$0.78 Options	2020			1,667,533	1,667,533	(2)	$0.78
$0.88 Options	2021			1,921,206	1,921,206	(2)	$0.88
$1.79 Options	2021			514,500	514,500	(2)	$1.79

Total Common Share Equivalents		37,984,030		9,282,511	47,266,541	(4)	$1.60
Investors in Seried E Preferred Stock in this offering, assuming a fully subscribed offering		1,356,238	(6)		3,642,496	(5)	$10.43

Total After Inclusion of this Offering		39,340,268		9,282,511	50,909,037		$2.24

(1)	Values reflect a 7:1 forward stock split that occurred in January 2022.
(2)	Assumes conversion at exercise price of all outstanding warrants and options
(3)	Assumes conversion of all issued preferred shares to common stock.
(4)	Total Common Share equivalents does not include unallocated option pool
(5)	Includes 2,286,258 shares of Series E Preferred Stock already issued at a $10.05/share purchase price
(6)	Does not include any bonus shares issued as a result of this Offering

The following table demonstrates the dilution that new investors will experience upon investment in the company. The price per share in this table reflects the price of Series E Preferred Stock in the offering of $11.06. This table uses the company's audited net tangible book value as of December 31, 2021 of $13,518,638  which is derived from the net equity of the company in the December 31, 2021 audited financial statements. This tangible net book value is then adjusted to contemplate conversion of all other convertible instruments outstanding at current that would provide proceeds to the company, which assumes exercise of all warrants and stock options outstanding. While not every outstanding warrant or option may be exercised, we believe that it is important to identify the potential dilution that could occur upon the exercise of all existing securities issued by the company. To further illustrate the dilution that investors may experience, the second and third tables illustrate dilution including authorized, but unissued stock options, and solely on the basis of outstanding equity securities, respectively.

The offering costs assumed in the following table includes up to $150,000 in commissions to Dalmore Group, LLC, as well as legal and accounting fees incurred for this Offering. The table presents four scenarios for the convenience of the reader: a $5,000,000 raise from this offering, a $10,000,000 raise from this offering, and a fully subscribed $15,000,000 raise from this offering (maximum offering).

On Basis of Full Conversion of Issued Instruments (3)	$5 Million Raise		$10 Million Raise		$15 Million Raise
Price per Share	$11.06		$11.06		$11.06
Shares Issued	452,079		904,159		1,356,238
Capital Raised	$4,999,994		$9,999,999		$14,999,992
Less: Offering Costs	$(98,500)		$(148,500)		$(198,500)
Net Offering Proceeds	$4,901,494		$9,851,499		$14,801,492
Net Tangible Book Value Pre-financing (as of December 31, 2021, audited)	$23,136,405		$23,136,405	(2)	$23,136,405	(2)
Net Tangible Book Value Post-financing	$28,037,899		$32,987,904		$37,937,898

Shares issued and outstanding pre-financing, assuming full conversion and issued stock options	47,266,541	(1)(3)(4)	47,266,541	(1)(3)(4)	47,266,541	(1)(3)(4)
Post-Financing Shares Issued and Outstanding	47,718,620		48,170,700	(3)(5)	48,622,779	(3)(5)

Net tangible book value per share prior to offering	$0.489		$0.489		$0.489
Increase/(Decrease) per share attributable to new investors	$0.098		$0.195		$0.291
Net tangible book value per share after offering	$0.588		$0.685		$0.780
Dilution per share to new investors ($)	$10.472		$10.375		$10.280
Dilution per share to new investors (%)	94.69%		93.81%		92.95%

(1)	Assumes conversion of all issued preferred shares to common stock, conversion of 2,656,829 outstanding stock warrants (providing proceeds of $4,000,961 to net tangible book value), and conversion of 6,625,752 outstanding stock options (providing proceeds of $5,616,911 to net tangible book value).
(2)	Net Tangible Book Value is adjusted for conversion proceeds for the outstanding warrants and stock options discussed at (1). The Net Tangible Book Value without the adjustment is equal to $13,518,638.
(3)	Values reflect a 7:1 forward stock split that occurred in January 2022
(4)	Includes 2,286,258 shares of Series E Preferred Stock already issued at a $10.05/share purchase price
(5)	Does not include any bonus shares issued as a result of this Offering

The next table is the same as the previous, but adds in consideration of authorized but unissued stock options, presenting the fully diluted basis. This adds 2,487,884 pre-financing shares outstanding and is not adjusted for potential conversion proceeds on the hypothetical exercise of these options.

On Basis of Full Conversion of Issued Instruments and Authorized but Unissued Stock Options (3)	$5 Million Raise		$10 Million Raise		$15 Million Raise
Price per Share	$11.06		$11.06		$11.06
Shares Issued	452,079		904,159		1,356,238
Capital Raised	$4,999,994		$9,999,999		$14,999,992
Less: Offering Costs	$(98,500)		$(148,500)		$(198,500)
Net Offering Proceeds	$4,901,494		$9,851,499		$14,801,492
Net Tangible Book Value Pre-financing (as of December 31, 2021, audited)	$23,136,405	(2)	$23,136,405	(2)	$23,136,405	(2)
Net Tangible Book Value Post-financing	$28,037,899		$32,987,904		$37,937,898

Shares issued and outstanding pre-financing,assuming full conversion and authorization but unissued stock options	49,754,425	(1)(3)(4)	49,754,425	(1)(3)(4)	49,754,425	(1)(3)(4)
Post-Financing Shares Issued and Outstanding	50,206,504	(3)(5)	50,658,584	(3)(5)	51,110,663	(3)(5)

Net tangible book value per share prior to offering	$0.465		$0.465		$0.465
Increase/(Decrease) per share attributable to new investors	$0.093		$0.186		$0.277
Net tangible book value per share after offering	$0.558		$0.651		$0.742
Dilution per share to new investors ($)	$10.502		$10.409		$10.318
Dilution per share to new investors (%)	94.95%		94.11%		93.29%

(1)	Assumes conversion of all issued preferred shares to common stock, conversion of 2,656,829 outstanding stock warrants (providing proceeds of $4,000,961 to net tangible book value), and conversion of 6,625,752 outstanding stock options (providing proceeds of $5,616,911 to net tangible book value) and conversion of authorized but unissued stock options of 2,487,884 shares (no adjustment for proceeds contemplated in the calculations).
(2)	Net Tangible Book Value is adjusted for conversion proceeds for the outstanding warrants and stock options discussed at (1). The Net Tangible Book Value without the adjustment is equal to $13,518,638.
(3)	Values reflect a 7:1 forward stock split that occurred in January 2022
(4)	Includes 2,286,258 shares of Series E Preferred Stock already issued at a $10.05/share purchase price
(5)	Does not include any bonus shares issued as a result of this Offering

The final table is the same as the previous two, but removes the assumptions of conversion of options, and warrants and consideration of authorized but unissued stock options, instead only presenting issued shares (common shares, plus the assumption of conversion of all issued and outstanding preferred shares).

On Issued and Outstanding Basis (2)	$5 Million Raise		$10 Million Raise		$15 Million Raise
Price per Share	$11.06		$11.06		$11.06
Shares Issued	452,079		904,159		1,356,238
Capital Raised	$4,999,994		$9,999,999		$14,999,992
Less: Offering Costs	$(98,500)		$(148,500)		$(198,500)
Net Offering Proceeds	$4,901,494		$9,851,499		$14,801,492
Net Tangible Book Value Pre-financing (as of December 31, 2021, audited)	$13,518,638		$13,518,638		$13,518,638
Net Tangible Book Value Post-financing	$18,420,132		$23,370,137		$28,320,130

Shares Issued and Outstanding Pre-Financing	37,984,030	(1)(2)	37,984,030	(1)(2)	37,984,030	(1)(2)
Post-Financing Shares Issued and Outstanding	38,436,109	(3)(4)	38,888,189	(3)(4)	39,340,268	(3)(4)

Net tangible book value per share prior to offering	$0.356		$0.356		$0.356
Increase/(Decrease) per share attributable to new investors	$0.123		$0.245		$0.364
Net tangible book value per share after offering	$0.479		$0.601		$0.720
Dilution per share to new investors ($)	$10.581		$10.459		$10.340
Dilution per share to new investors (%)	95.67%		94.57%		93.49%

(1)	Assumes conversion of all issued preferred shares to common stock
(2)	Values reflect a 7:1 forward stock split that occurred in January 2022
(3)	Includes 2,286,258 shares of Series E Preferred Stock already issued at a $10.05/share purchase price
(4)	Does not include any bonus shares issued as a result of this Offering

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares, whether as part of a capital-raising event, or issued as compensation to the company’s employees or marketing partners. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most development stage companies do not pay dividends for some time).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company, but her stake is worth $200,000.

●	In June 2015, the company has run into serious problems, and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company, and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. In some cases, dilution can also completely wipe out the value of investments made by early investors, without any person being at fault.

Investors should understand how dilution works and the availability of anti-dilution protection.

Use of Proceeds To The Issuer

Please see the table below for a summary of our intended use of proceeds from this offering:

	33% of Max Offering		66% of Max Offering		Maximum Offering
Total Raise	$4,999,994		$9,999,999		$14,999,992
Commissions	$50,000		$100,000		$150,000
Fixed Costs	$48,500		$48,500		$48,500
Net Proceeds	$4,901,494		$9,851,499		$14,801,492

Percent
Allocation	Category	%	Category	%	Category
10%	Product Development	10%	Product Development	10%	Product Development
50%	Payroll	50%	Payroll	45%	Payroll
15%	General Administrative	10%	General Administrative	10%	General Administrative
25%	Marketing	30%	Marketing	35%	Marketing

Because the offering is a “best efforts,” we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering.

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

Our Business

Company History

Miso Robotics launched in 2016 to create the world’s first autonomous robotic kitchen assistant for commercial kitchens. Automation is important for the restaurant and prepared food industries, which are struggling to make a meaningful profit due to the increase in labor cost.

The company is named after the foundation of miso soup, fermented soybeans. Fermentation is one of the first disruptive food technologies, leveraging the work of tiny microbes to provide massive improvements in nourishment at scale - reducing food waste, improving flavors, and unlocking more nutrition with less effort.

Miso now employs a respected team of roboticists, engineers and industrial designers from Caltech, Cornell, MIT, Carnegie Mellon, UCLA, Olin, Harvey Mudd, Art Center, NASA, Tesla, and SpaceX.

Miso Robotics launched the first autonomous kitchen assistant, “Flippy,” in CaliBurger Pasadena in March 2018. Flippy’s first action in a commercial kitchen was to flip hamburgers. Burger patties are placed down by a human chef on the grill. Flippy uses AI to see the patties and flip them over at the proper time.

In the summer of 2018, Flippy was trained with a new skill: frying. Levy, a premium sports and entertainment hospitality company, piloted Flippy as a frying assistant from July 30, 2018, through the World Series of 2018 at the Chick ‘n Tots stand in Dodger Stadium, the home of the Los Angeles Dodgers. Levy, upgraded to Flippy in a mobile cart format at the start of the 2019 season. Flippy has helped stadium team members consistently cook and serve more than 50,000 pounds of fresh chicken tenders and tater tots to Dodger fans, producing up to 80 baskets of food per hour.

In the fall of 2018, Flippy was upgraded to a mobile cart that allowed commercial restaurants to roll Flippy into storage to clean equipment and floors according to their SOP.

In May 2019, Flippy was upgraded once again with a smaller footprint and deployed to the home of Diamondbacks at Chase Field in Phoenix, Arizona.

In November 2019, Miso signed a commercial contract with CaliBurger worth $11,000,000. The contract is for the rollout of 100 Flippys across 50 CaliBurger locations in a new kitchen layout dubbed "CaliBurger 2.0," and is described in more detail below. In October 2019, as part of this contract, Miso Robotics deployed two Flippys at CaliBurger Ft. Myers; one at the grill and one at the fryer.

In February 2020, Miso Robotics unveiled “Flippy 2.0,” Robot on a Rail (ROAR). ROAR integrates the bot into a mounted rail system, allowing it to work on several tasks at once. This new system will require zero real estate footprint and is forecasted to reduce automation costs by an additional 50%.

In April 2020, Miso announced a new AI-powered kitchen assistant tool, CookRight. CookRight uses computer vision to track order accuracy and aid kitchen staff in ensuring that all food is cooked perfectly. Alongside CookRight, kitchen staff have access to an intuitive, gamified dashboard that enables them to supervise multiple workflows simultaneously.

In May 2020, Miso Robotics signed a three-year partnership agreement with PathSpot Technologies to work on integrating PathSpot’s sanitizing scanning technology with Miso's kitchen automation assistants. The goal of the partnership is to help enforce proper hand washing etiquette and ensure effective hand sanitation amongst the human employees that work alongside Flippy.

In June 2020, Miso Robotics became an approved vendor of TimePayment, a provider of equipment leasing and financing services, to offer low to zero-interest financing to its customers.

In July 2020, Miso entered into an agreement with White Castle to develop, pilot, and undertake a beta rollout of Miso Robotics' Flippy robot for the restaurant’s North American restaurants. White Castle piloted Miso’s Robot on a Rail (ROAR) system at a Chicago-area restaurant across Q3 and Q4 of 2020 and was the restaurant to utilize the ROAR system in a commercial environment. In October 2020, Miso and White Castle announced plans to expand their partnership, targeting up to 10 new locations as part of a beta rollout of Flippy to the company’s North American restaurants.

In September 2020, Miso introduced a new software, ChefUI. ChefUI is run as a web-based application and displayed on a touchscreen monitor mounted on the ROAR system. It acts as the conduit between human and robot to work together and cook using the ROAR system.

Miso also made notable additions to the team across the year. First, in October 2020, the Company welcomed Michael Bell as its new Chief Executive Officer. Prior to joining as CEO, Michael was the COO at Ordermark, a restaurant technology company, where he led the enterprise sales function and its top-down go-to-market strategy. He also served as the Chairman of the Board of Directors at Miso. Second, in November 2020, Miso named its first Chief Strategy Officer, Jake Brewer. Prior to joining Miso, Jake was VP of Restaurant Excellence at CKE Restaurants, the parent company for Carl’s Jr. restaurants, where he led customer experience, engineering, field training, and more.

In June 2021, Miso announced its intention to build an intelligence backed automated beverage dispenser, named Sippy, that will integrate with the point of sales (POS) system and come equipped with a guided workflow for employees to ensure accurate order completion synced with driver and customer arrival times. The machine will be able to automatically pour drinks and advance beverages to enable an easy grab-and-go format for staff. The potential revenue from the Sippy product line is minimal compared to what could be possible from Flippy, and the degree to which this product line finds market adoption will not have a material impact on the overall success of the Company.

Across 2019 and 2020, the Company earned non-recurring revenues from robotics consulting services provided. In H1 2021, the Company ceased providing these services to focus on upcoming deployments of Flippy.

In Q4 2021, Miso Robotics unveiled the newest version of their flagship product, “Flippy 2,” which features significantly improved performance and functionality and was developed based on key learnings from the pilot with White Castle. Flippy 2 integrates the bot into a mounted rail system, allowing it to work on several tasks at once, and features a new AutoBin system which uses AI vision to automatically identify, cook, and dispense food items into hot holding areas. This new system takes up less space in the kitchen and performs two times as many food preparation tasks increasing production by 30%.

In October 2021, Miso announced a partnership with multi-brand restaurant company Inspire Brands to begin a piloted test of Flippy Wings at Buffalo Wild Wings. Flippy Wings is a variation of Flippy 2 designed to meet the specific needs of restaurants that specialize in buffalo wings. Flippy Wings is the only robotic chicken wing frying solution designed from the ground up for high volume restaurants. Flippy Wings fries fresh, frozen, or hand-breaded chicken products, avoiding cross contamination and increasing throughput while reducing costs. Inspire Brands has a portfolio of nearly 32,000 locations globally with brands including Arby’s, Baskin-Robbins, Buffalo Wild Wings, Dunkin’, Jimmy John’s, Rusty Taco, and SONIC Drive-In.

In March 2022, Miso partnered with Chipotle to begin a pilot test of Flippy Lite, also known as “Chippy,” to cook and season tortilla chips with salt and fresh lime juice. Flippy Lite is being tested at the Chipotle Cultivate Center, the company’s innovation hub in Irvine California, and will be used in a restaurant in Southern California by the end of the year. Chipotle is an American chain of fast-casual restaurants with over 3,000 locations in the United States.

In April 2022, Miso Robotics partnered with Jack in the Box and Del Taco to begin a piloted test for Flippy 2 and Sippy product lines for deployment in one of the national restaurant chain’s standalone locations, with potential for further expansion in the coming months. Jack in the Box is one of the nation’s largest hamburger chains with more than 2,200 restaurants in 21 states and Guam. Del Taco was acquired by Jack in the Box in December 2021 for $575M.

In the same month, Panera Bread became Miso’s first partner to evaluate and test the CookRight Coffee system. The artificial intelligence-powered system is designed to monitor key coffee metrics such as volume, temperature and time data, and combine these with predictive analytics to guarantee a perfect cup of coffee and a more efficient team member experience. Panera Bread Company is an American chain store of bakery-cafe fast-casual restaurants with over 2,000 locations in North America.

In May 2022, the Company partnered with Wing Zone to make Flippy 2 a part of the chain’s standard build for all future restaurant locations. Wing Zone is an international fast-casual brand serving made-to-order chicken wings and tenders with 31 locations in North America and 30 restaurants internationally.

Miso Robotics also partnered with Ally Robotics to purchase its robotic arms for the Flippy 2 product line which is expected to reduce the cost of Flippy units by up to 30%. Based in Bellevue, Washington, Ally Robotics is a crowdfunded startup that creates affordable robotic arms. Miso Robotics has a majority ownership stake in Ally Robotics and is under common control.

In June 2022, Miso gained an international footprint by partnering with Americana Restaurants to begin a piloted test of Flippy 2 at their Wimpy location in The Dubai Mall, one of the world’s largest shopping destinations. Americana Restaurants is a master franchisee known for bringing a portfolio of iconic global brands to the Middle East and North Africa (MENA) including KFC, Pizza Hut, Hardee’s, TGI Friday’s, Red Lobster, and Krispy Kreme.

Miso also announced plans to collaborate with Amazon Web Services to trial the software behind restaurant bot favorites Flippy 2 and Flippy Lite at scale using AWS RoboMaker. Leveraging the AWS RoboMaker platform will drastically increase the rate at which it moves products from concept to realization, predicting it will be able to run up to 50 simulations at once. AWS RoboMaker is a cloud-based simulation service developed to help robotics companies trial, scale and automate simulation without having to manage any infrastructure.

In July 2022, the Company announced a partnership with Wings and Rings to begin a piloted test of Flippy 2 in its Crestview Hills, Kentucky location, with possible plans for further integration in the months ahead. Wings and Rings is the first wing concept to integrate Flippy 2 in a real restaurant versus a test kitchen. Established in 1984 in Cincinnati, Ohio, Wings and Rings is a club-level sports restaurant and bar with more than 85 units globally.

Miso Robotics has created valuable partnerships with key disruptors in the restaurant industry. Miso Robotics is positioned to work with customers in the Quick Service Restaurant system to integrate Flippy into an overhead rail system to reduce the footprint.

Principal Products and Services

Flippy 2

Miso Robotics uses a cloud-connected Miso AI platform that enables the Company’s autonomous robotic kitchen assistants to perform frying and grilling cooking tasks. The product is designed as a platform, with extensible skill sets that will enable the same robot to interact with new kitchen equipment over time (as those new skills are developed). In addition, Miso Robotics’ kitchen assistant product line has received full certification by NSF International for meeting sanitation standards for commercial kitchen equipment and secured an ETL Listed Mark by Intertek for meeting UL electrical safety standards.

Miso Robotics was founded with the idea of giving eyes and a brain to a robotic arm so it could work in commercial kitchens with real-time situational awareness and real-time robotic controls. The Company’s robotic kitchen assistant was designed as a software platform that could automate the cooking of all manner of foods and recipes, with all equipment and restaurant brands, and all kitchen formats.

Miso’s autonomous robotic Kitchen Assistants are focused on helping with the most repetitive, dangerous, and least desirable tasks in the kitchen. The first “Flippy” grilling burgers was our proof of concept. Flippy can now fry different types of food. These tasks can be improved and optimized for consistency, ensuring each meal is cooked to the perfect temperature with minimal food waste. Beyond frying, grilling, and other cooking, expect them over time to help with tasks like chopping onions, cutting other vegetables, and even cleaning.

The Kitchen Assistant improves and learns over time based on the data available. Ultimately, this frees up kitchen staff to spend more time with customers. The Company believes the future of food is on-demand, accessible, personalized, and scalable. Miso is building the technology platform leveraging automation, machine learning, and robotics advancements to deliver this future .

CookRight

An advanced AI platform that incorporates machine learning, sensors, and computer vision, CookRight has served as the foundation of Miso Robotics’ flagship product, Flippy. The software allows cooks to track a food item on a grill and monitor cooking time automatically to deliver precision-level cooking. CookRight not only improves the cooking process but also assists in ensuring accurate order completion by simplifying tasks and providing operational assistance through an easy-to-navigate user interface that helps employees focus on customer service needs such as speed, accuracy, and quality.

Flippy Wings

Flippy Wings is the only robotic chicken wing frying solution designed from the ground up for high volume restaurants. Flippy Wings fries fresh, frozen, or hand-breaded chicken products, avoiding cross contamination and increasing throughput while reducing costs. Flippy Wings is currently being tested with a restaurant partner and is being tailored and tuned to specifications.

Sippy

In June 2021, Miso began development of an intelligence backed automated beverage dispenser, named Sippy, that will integrate with the point of sales (POS) system and come equipped with a guided workflow for employees to ensure accurate order completion synced with driver and customer arrival times. The machine will be able to automatically pour drinks and advance beverages to enable an easy grab-and-go format for staff.

Market

The Quick Service Restaurant (QSR) and fast-food industry is a $273 Billion industry globally and has been experiencing historic growth over the past five years, with the QSR market growing 4.1% annually during this period. While the amount of QSR establishments continues to increase within the U.S. to a total of 286,967 in 2019, the labor market for fast - food workers has tightened, creating a labor shortage for QSRs. This shortage can be attributed to multiple factors such as a low unemployment rate, fewer teenagers in the workforce, and a boom in restaurant openings. Miso Robotics is poised to help cure QSR owners and managers of this frustration and provide a solution to the lack of labor.

Labor expenses in a Quick Service Restaurant are currently greater than 25% of annual revenue, a number that has remained relatively steady over the past 10 years according to IBISWorld’s 2020 Industry Report. While a QSR consists of many different employee positions, cooks specifically account for 60% of the total wage expense for a restaurant. Miso Robotics’ automation solution can help increase the throughput and efficiency of these cooks, bringing down this majority expense and increasing their profitability in the kitchen.

Restaurants already see a 150% turnover today from a dissatisfied workforce. Pair this with an aging workforce that cannot handle some of the physical demands that come with the job and commercial kitchens are struggling to recruit and retain talent. Intelligent automation not only creates an avenue for meaningful work for the next generation through the creation of new jobs such as a Chef Tech (employees trained to manage the robot) but also takes the physical burden off more mature employees who want to contribute later in life.

The tasks that Miso’s technology can perform are some of the most dangerous tasks in the kitchen, not to mention messy and menial, ultimately improving the employee experience by freeing up time for them to focus on more meaningful work, like warm customer service that a robot can’t simply match.

Design and Development

Miso Robotics has built an autonomous kitchen assistant platform. On this platform, the Company has built NSF and ETL certified systems that grill burgers and operate the fryer. The autonomous cooking platform allows Miso to quickly develop new cooking skills. The Company has deployed systems to CaliBurger, Levy Restaurants, and White Castle. Miso has 13 patents pending, with five having been granted.

The Miso platform incorporates robotics with artificial intelligence, machine learning, computer vision, and data analytics to create products that make restaurants safer, easier and friendlier.

∙	Miso AI - Leveraging data from Miso products, third-party products and equipment, point-of-sale, the supply chain, labor and more Miso AI enables people and robots to operate more efficiently by forecasting the future and improves consistency across-the-board by knowing exactly how items should be prepared.

∙	Robotics Framework - Miso’s pioneering AI and machine learning, computer vision, and sensor systems powers robotics to optimize modern kitchens.

∙	Kitchen Intelligence - Analytics powered by artificial intelligence tracks the performance of Miso products, compiles equipment, product, labor and customer data into reporting that delivers first-of-its-kind kitchen insights.

∙	Integrations - The Miso Platform integrates with existing restaurant point of sale systems, enterprise business intelligence tools and kitchen equipment such as fryers, hot holding, product dispensers and others.

∙	Miso Fleet - The platform has a secured infrastructure and real-time support tools to regularly deploy over-the-air updates as the system improves and gets better over time and offers live professional support.

Miso Robotics has worked with NSF and ETL to get its kitchen assistants certified for use in commercial kitchens. The Company has deployed systems to CaliBurger, Levy Restaurants, White Castle, Inspire Brands, Panera Bread, and Chipotle.

Miso continues to add new capabilities to the system, reduce its overall cost, and design easier ways to integrate it into more kitchen environments.

Manufacturing

Miso currently manufactures the Miso Robotics Kitchen Assistant 2.0 using a third-party manufacturing partner.

Miso currently manufactures our Flippy Wings, CookRight, and Sippy products in our facility. The Company’s manufacturing workshop is listed with NSF (National Sanitation Foundation) and is also part of our ETL listing through Intertek. Both listings are regulatory requirements for utilizing the Miso Robotics Kitchen Assistants in a commercial kitchen.

The strategy for manufacturing will change over time depending on production volumes and commitments. Miso’s pre-production products will be produced at our manufacturing facility while the Company works on the cost and quality of the manufacturing process.

The Miso Robotics Kitchen Assistants currently uses a six-axis robotic arm. The Miso Robotic Kitchen Assistant is robotic arm agnostic and does not require a specific robotic arm manufacturer. The Miso Robotics Kitchen Assistant software platform enables the Miso Robotics Kitchen Assistant to work with any robotic arm. The components used to create the Miso Robotics Kitchen Assistant are sourced through licensed manufacturers. This allows Miso Robotics manufacturing to focus on software requirements and work closely with contract manufacturers to execute the production of Miso Robotics Kitchen Assistants. The Company is actively pursuing new vendors for the various products used to create the Kitchen Assistant.

Sales & Marketing

Miso Robotics has already acquired three large customers who have also been helpful during the design, development, and testing of Flippy. These customers are currently piloting Flippy and based on the success of these deployments, the Company hopes to turn these into large scale rollouts. Regarding further sales and marketing, Miso Robotics has obtained an enormous interest in the press. Since the Company’s founding in 2016, Miso’s robotic kitchen assistant, also known as “Flippy,” has been featured in numerous news and media outlets, including the Wall Street Journal, Forbes, VentureBeat, USA Today, CBS News, BBC News, TechCrunch, The Spoon, and many more.

After piloting Flippy for several months at a location in the Midwestern United States in 2021 and 2022, White Castle decided to expand its relationship with Miso and target up to one hundred total locations at which to deploy Flippy. We expect to see increased revenue from these deployments in the second half of 2022. This decision further validates Miso’s value proposition and led to increased interest from new potential customers.

Miso is currently engaged with many of the top 25 restaurant brands with dozens of pilots initiated with the largest and most innovative quick service and fast-food restaurant chains globally.

Competition

Although there are several competitors who have built robotic machines for use in kitchens, none are as smart and versatile as Flippy from Miso Robotics. Flippy can essentially do anything a human arm can do, which allows us to market it to existing restaurants, creating a much larger market for our product. Our 13 patents pending and five granted create an equally important barrier to entry against potential competition.

●	Creator

•   Total funding to date: $18.7 million

•   Creator has built a robotic burger maker that creates burgers in an assembly line fashion. The machine takes up a large footprint in a restaurant and it is not ideal to be sold to existing restaurants because it only makes one style of burger and is not versatile enough to make anything else.

●	Spyce

•   Total funding to date: $25.9 million

•  Spyce is a robotic restaurant that creates vegetable-centric bowls. This company is not currently selling products to existing restaurants, which makes them an indirect competitor to Miso while it further validates the need for automation in the Kitchen. Spyce was purchased by Sweetgreen in 2021.

●	Lab2Fab

•   Owned by Middleby Corp.

•  Restaurant and bar management platform uses robotics, artificial intelligence, machine learning, and augmented reality to improve both front-of-house and back-of-house operations.

●	Piestro

•   Total funding to date: $12 million

•   Piestro operates a robotic pizza system and dispenser designed to deliver high-quality artisanal pizzas. Piestro is under common control with Miso Robotics.

●	Picnic

•   Total funding to date: $38.4 million

•  Picnic is a developer of robotic food system designed to automate the pizza-making process. Also known as Vivid Robotics.

Customers

White Castle – White Castle is America’s first fast-food burger chain with 375 locations across the country. In June 2020, the Company entered into an agreement with White Castle to develop, pilot, and undertake a beta rollout of Miso Robotics' Flippy robot for White Castle's North American restaurants. As part of the pilot, White Castle deployed the new version of Flippy, Robot-on-a-Rail (ROAR), into a Chicago-area kitchen for testing and future integration. The deployment put autonomous frying to work for enhanced production speeds, improved labor allocation, and an added layer of health and safety in the cooking process. In October 2020, White Castle and Miso Robotics announced plans to expand their relationship. Miso and White Castle will target up to 10 new locations as part of a beta rollout of Flippy to White Castle’s North American restaurants.  Based on this success, White Castle in 2022 agreed to roll out Flippy to up to 100 of its locations across the United States.

CaliBurger – Founded in 2012, CaliBurger serves Southern California-style made-to-order burgers, fries, and shakes with 37 locations worldwide. Miso Robotics launched the first autonomous kitchen assistant, “Flippy,” in CaliBurger Pasadena in March 2018. Flippy’s first action in a commercial kitchen was to flip hamburgers. Burger patties are placed down by a human chef on the grill. Flippy uses AI to see the patties and flip them over at the proper time. In November 2019, Miso signed a commercial contract with CaliBurger worth $11,000,000. The contract is for the rollout of up to 100 Flippys across 50 CaliBurger locations in a new kitchen layout dubbed "CaliBurger 2.0," and is described in more detail below. As a part of this contract, CaliBurger has deployed Flippy to 4 of its locations across the West Coast of the United States.

Inspire Brands – Inspire Brands has a portfolio of nearly 32,000 locations globally with brands including Arby’s, Baskin-Robbins, Buffalo Wild Wings, Dunkin’, Jimmy John’s, Rusty Taco, and SONIC Drive-In. In October 2021, Miso announced a partnership with multi-brand restaurant company Inspire Brands to begin a piloted test of Flippy Wings at Buffalo Wild Wings. Flippy Wings is a variation of Flippy 2 designed to meet the specific needs of restaurants that specialize in buffalo wings. Flippy Wings is the only robotic chicken wing frying solution designed from the ground up for high volume restaurants. Flippy Wings fries fresh, frozen, or hand-breaded chicken products, avoiding cross contamination and increasing throughput while reducing costs . Flippy is still in the pilot and testing phase with Inspire Brands, and based on the success of this deployment, will expand to more locations in the coming months.

Chipotle – Chipotle is an American chain of fast-casual restaurants with over 3,000 locations in the United States. In March 2022, Miso partnered with Chipotle to begin a pilot test of Flippy Lite, also known as “Chippy,” to cook and season tortilla chips with salt and fresh lime juice. Flippy Lite was being tested at the Chipotle Cultivate Center, the company’s innovation hub in Irvine California, and based on the results of the deployment, will be used  in a restaurant in Southern California by the end of the year.

Jack in the Box – Jack in the Box is one of the nation’s largest hamburger chains with more than 2,200 restaurants in 21 states and Guam. In April 2022, Miso Robotics partnered with Jack in the Box and Del Taco to begin a piloted test for Flippy 2 and Sippy product lines for deployment in one of the national restaurant chain’s standalone locations, with potential for further expansion in the coming months. Del Taco was acquired by Jack in the Box in December 2021.

Panera Bread – Panera Bread Company is an American chain store of bakery-cafe fast-casual restaurants with over 2,000 locations in North America. In April 2022, Panera Bread became Miso’s first partner to evaluate and test the CookRight Coffee system . Panera Bread is currently testing CookRight Coffee in a number of locations in the United States. The artificial intelligence-powered system is designed to monitor key coffee metrics such as volume, temperature and time data, and combine these with predictive analytics to guarantee a perfect cup of coffee and a more efficient team member experience.

Wing Zone – Wing Zone is an international fast-casual brand serving made-to-order chicken wings and tenders with 31 locations in North America and 30 restaurants internationally. In May 2022, the Company partnered with Wing Zone to make Flippy 2 a part of the chain’s standard build for all future restaurant locations . As of the date of this Offering, WingZone has yet to pilot Flippy 2.

Wimpy’s (Americana) – Americana Restaurants is a master franchisee known for bringing a portfolio of iconic global brands to the Middle East and North Africa (MENA). In June 2022, Miso announced it would gain an international footprint by partnering with Americana Restaurants to begin a piloted test of Flippy 2 at their Wimpy’s location in The Dubai Mall, one of the world’s largest shopping destinations. This pilot is slated for later this year.

Wings and Rings – Founded in 1984, Wings & Rings is a Cincinnati-based sports restaurant franchise with over 85 units globally. In July 2022, the Company announced a partnership with Wings and Rings to begin a piloted test of Flippy 2 in its Crestview Hills, Kentucky location, with possible plans for further integration in the months ahead. Wings and Rings is the first wing concept to integrate Flippy 2 in a real restaurant versus a test kitchen.

Additionally, Miso is in talks with many of the leading QSR and fast-food chains about bringing Miso’s suite of kitchen automation tools to their kitchens.

Employees

The Company currently has 110 full time employees and two part time employees. Of the full-time employees, 68 work in engineering, 21 work in operations, 11 are executives or managers, seven work in product development, and three work in program management. Of the part-time employees, one works in engineering, and one works in product development.

THE COMPANY’S PROPERTY

The Company currently leases its main office at 680 E Colorado Blvd, Pasadena, CA. This location is the Company’s headquarters. The Company also leases space at 650 E Green St, Pasadena, CA which is used as a research and development center and test kitchen. The leases on the properties have a term of 6 years and 5 years, and began on April 1, 2022, and November 1, 2021, respectively. The Company still has a lease at 561 East Green Street, Pasadena, CA, which ends in 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s consolidated financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – Fiscal Years Ended December 31, 2020 and 2021

The Company generated revenue of $31,650 through the year ending December 31, 2021 as it ramped up business development activities and deployed pilot units in test kitchens and live restaurants. For the period ended December 31, 2020 the Company generated revenue of $298,752, the majority of this revenue was from multiple one-time consulting engagements and automation studies. Costs of net revenue for the year ending December 31, 2021 were $233,399, with a gross loss of $201,749. These losses are expected given that the units deployed in 2021 were pilot and test units, thus resulting in lower revenue and higher costs as compared to what the Company expects revenue and costs to be at scale. The Company expects this trend to remain the same through 2022 as it seeks to convert pilot deployments to larger scale rollouts.

Miso’s costs and expenses primarily consist of salaries from employees related to engineering, research and development, and business development. For the twelve-month period ended December 31, 2021, the Company spent $11,172,891 on research and development related costs, $7,808,416 in sales and marketing expenses primarily around marketing of its offering, and $5,660,828 on overhead, general & administrative, legal, consultants, and non-engineering salaries. This is compared to the twelve-month period ended December 31, 2020, when the Company spent $2,828,334 on research and development related costs, $4,274,587 in sales and marketing expenses primarily around marketing of its offering, and $2,690,096 on overhead, general & administrative, legal, consultants, and non-engineering salaries. Across 2021, the Company saw an increase to its operating expenses, primarily in research and development, salaries, and contractors as it continued to launch new products, such as Flippy 2, Sippy, and CookRight Coffee. and advance its current product suite. The Company expects operating costs to increase in 2022 and 2023 as it continues to focus signing more pilot partners and customers, enhancing its product suite, and hiring more customer support staff to support existing and upcoming deployments. Starting in 2023, the Company is expecting to ramp up revenue as it converts pilot and test deployments to larger scale rollouts.

Liquidity and Capital Resources – Fiscal Years Ended December 31, 2020 and 2021

As of December 31, 2021, the Company’s cash on hand was $13,742,525, compared with $1,767,841 as of December 31, 2020, which did not include an investment receivable of $7,469,164 from its Series C financing round. These funds hit the Company’s main operating account in January 2021. The Company launched a Series D financing round through Regulation A+ and Regulation D in May 2021 and as of December 31, 2021, had raised $25,942,391 in subscriptions into this round, $24,887,661 of which was through Regulation A+ and $1,054,730 was through Regulation D. Both rounds closed in November 2021.

The Company continued to raise capital in its Regulation A+ round and it opened up a Series E fundraising round in January 2022. This round closed in June 2022 and raised gross proceeds of $22,976,893 by selling 2,286,258 shares of Series E stock. Based on the success of this round, customer announcements and planned deployments, the Company has opened an extension to its Series E round at a higher price.

The Company expects to continue to fundraise through 2023 in order to support operations and growth, with an eventual goal of profitability in the coming years.

Plan of Operations

To date, Miso has generated minimal revenues. The Company is growing quickly and continues to hire a large team of engineers. Its engineering and product development teams have focused on developing new generations of our automated kitchen assistants, as well as new product lines like CookRight, Flippy Lite, Flippy Wings, and Sippy, as well as developing intellectual property. The funds previously raised have enabled Miso to aggressively pursue top engineering talent, and the Company has grown its overall team to 110 full-time employees. Additionally, the funds from previous raises enabled the Company to continue to pursue its product and business development goals.

In June 2021, Miso announced the commercial availability of its CookRight software as a standalone offering, and in the same month announced its plan to build an intelligence-backed, automated beverage dispenser, Sippy, that will bring enhanced functionality for commercial kitchens. In 2022, Miso established partnerships with various industry leading brands for pilot testing including Buffalo Wild Wings (Inspire Brands), Chipotle, Jack in the Box, Del Taco, Panera Bread, Wing Zone, Wimpy’s (Americana), and Wings and Rings.

If we raise the maximum offering amount through this offering, we believe that we would be able to accelerate the product development of our newest lines of business, as well as increase production velocity of our flagship product, Flippy. Miso has continued to see increased interest in its products both domestically and internationally, and additional funding will allow us to continue to engage with more partners and customers.

Trend Information

The Company’s primary focus is to execute its go-to-market strategy by continuing to pursue additional commercial agreements in addition to those discussed throughout this offering circular. The Company is currently targeting quick service restaurants (QSRs), larger restaurant chains, systems integrators, and food and restaurant supply producers as potential customers. Miso has also entered into partnership agreements with complementary organizations in an effort to improve food safety and accessibility in robotics.

The restaurant and food services industry is ripe for disruption, especially as labor costs increase and the overall pool of labor in the industry becomes scarce. The Company believes it is in a unique position to take advantage of changes in the industry by helping future customers increase labor utilization, decrease labor costs, and improve overall throughput and profitability.

Directors, Executive Officers, and Significant Employees

Name	Position	Age	Term in Office
Executive Officers
Mike Bell	Chief Executive Officer	57	Indefinite, appointed August 2020
Buck Jordan	Chairman, President	41	Indefinite, appointed August 2020
Kevin Morris	Chief Financial Officer	39	Indefinite, appointed September 2019

Directors
Buck Jordan	Chairman, President	41	Indefinite, appointed August 2020
Joseph Essas	Director	50	Indefinite, appointed December 2019
Massimo Noja De Marco	Director	59	Indefinite, appointed November 2019
Kevin Morris	Director	39	Indefinite, appointed March 2022
Thomas Bruderman	Director	53	Indefinite, appointed March 2020

Significant Employees
Rob Anderson	Head of Mechanical Engineering	28	Indefinite, appointed September 2016

Mike Bell, Chief Executive Officer

Mike Bell was appointed CEO of Miso Robotics in August 2020 after serving as the Chairman of the Board of Directors for nearly one year. For the past twenty-five years, Mike has served as CEO/President/COO in early-stage tech startups and public company roles. Most recently, Michael served as Chief Operating Officer at Ordermark, a leading restaurant technology company. Prior to Ordermark, Mike was President at Bridg, a venture-backed software company providing a B2C CRM for some of the nation’s leading restaurant brands. He also served as CEO/President of Infrascale, SOS Online Backup, 3PL Central, and Software.com. Early in his career, Mike co-founded Encore Software and served as its CEO for fourteen years. During this time Mike and his team grew Encore to become one of the largest consumer software publishers in North America and one of the fastest-growing – having twice been named to Inc. Magazine’s Inc 500 list.

Kevin Morris, Chief Financial Officer, Director

Kevin is the CFO of Miso of Robotics and manages the company’s finances and accounting. He was appointed to this role in September 2019. Prior to this, from July 2014 to April 2019, he was the CFO and COO of Denim.LA, Inc., and managed the company’s finances, operations, and customer service. He was formerly (from July 2014 to January 2016) a consultant to the company and became an employee in February 2016. Kevin is originally from Huntington Beach, California and received his bachelors in Applied Mathematics and Computer Science from the University of California, Berkeley. Upon graduation, he worked at Deloitte Consulting where he specialized in technical integrations and strategy. After attending the UCLA Anderson Graduate School of Management where he received his MBA, he worked for American Airlines as the head of pricing strategy for ancillary products and for the airline’s Asia-Pacific network. With a strong desire to work in the apparel industry, Kevin worked as the Vice-President of Sales for an Adidas licensee from February 2013 to June 2014, overseeing the global sales and marketing strategy for multiple Adidas sports categories.

Rob Anderson, Head of Mechanical Engineering

Rob Anderson is a Co-Founder and the Head of Mechanical Engineering at Miso Robotics. He leads the hardware development of Miso's autonomous cooking platform. Rob is driven to build teams around technology to elevate the way people eat and live their daily lives. Prior to founding Miso Robotics, Rob worked at Microsoft in 2015 where he supported the international development of the Surface manufacturing lines. At SpaceX ibn 2016, Rob also helped develop internal tools to understand component lifetime after multiple rocket launches. He earned his degree in Mechanical Engineering from the California Institute of Technology in 2016, where he founded an interdisciplinary program to evaluate the next generation of energy storage for vehicles.

James “Buck” Jordan, Chairman

James (“Buck”) Jordan founded Miso Robotics in 2016 and was a Director of the company from 2017 through March 2019. Buck is currently the acting President and Chairman of the Board of Directors of Miso Robotics. In addition to his roles at Miso, Buck has been a Partner at Wavemaker Partners since 2018 and founded Wavemaker Labs, a corporate venture studio in 2016. Prior to that, Buck was Managing Partner at an early-stage venture fund, Canyon Creek Capital, a position he has held since 2010. Buck is a technologist and early-stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high growth markets such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media, and several others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector's office, and as an Army Blackhawk Pilot.

Joseph Essas, Director

Joseph Essas has been serving as Chief Technology Officer at OpenTable (part of Booking Holdings) since 2012. In his role, Joseph oversees all Product Development and Engineering initiatives at the Company as well as Data Science and Operations. Prior to joining OpenTable, Joseph served as the Chief Technology Officer for eHarmony where he was responsible for overseeing and guiding the technical development, operation and growth of the Company. Previously, Mr. Essas served as Vice President of Engineering of Yahoo! where he managed engineering teams for the search marketing division. Mr. Essas attended Jerusalem College of Technology.

Massimo Noja De Marco, Director

Massimo Noja De Marco serves as Kitchen United’s Chief Culinary Officer. Prior to joining the Company, Massimo owned and operated PH+E, a boutique consulting firm focusing on opening restaurants, hotels and bars across the US, Mexico and Europe, a role he held starting in 2014. He served as Vice President of Operations for SBE Entertainment, controlling all operational aspects for the Restaurants and Nightlife division. Previously he covered the same role at Wolfgang Puck Catering and Events, overseeing operations for all venues in S. California, including major events and awards shows, such as the Academy Awards. Formerly, Massimo owned and operated restaurants in NYC and Los Angeles and ran the Food and Beverage Department for The Ritz Carlton Marina Del Rey and Hillcrest Country Club in Beverly Hills. Massimo was raised in a seven-generation family in Hospitality in the Lake District outside of Milan, Italy, where he graduated with a degree in Hospitality Management and a Bachelors in Public Relations from IULM University in Milan. For three years he ran the family business composed of boutique hotels and restaurants in Italy.

Thomas Bruderman, Director

Thomas Bruderman is a founder and Managing Partner of MAG Ventures, an early to mid-stage venture fund. Mr. Bruderman founded MAG Ventures in 2007. Prior to founding MAG, he was Senior Equity Trader and responsible for the entire healthcare group at Fidelity Investments (FMR) in Boston, Massachusetts. During his seven-plus years at Fidelity, from 1998 to 2005, Mr. Bruderman’s responsibilities included trading, personnel management and investment research and analysis. Before being recruited to Fidelity Investments, Mr. Bruderman was Managing Director and Head of Equities at Merit Capital, a Connecticut-based boutique Investment Bank.

Mr. Bruderman previously served as a registered representative with a subsidiary of Fidelity from 1999 to 2004. In April 2006, Mr. Bruderman was barred from association with any FINRA member firms following a non-appearance at an interview with FINRA representatives. Mr. Bruderman was further sanctioned by the SEC in March 2008 and April 2011 for receiving undocumented compensation related to his activities placing orders for securities transactions, and failing to disclose certain conflicts of interest.

Additionally, Mr. Bruderman is Chairman of AI based cybersecurity company DarkLight and Vice-Chairman and Corporate Secretary of emerging media company, Allyance Media Group. Mr. Bruderman has over twenty-five years of experience in the finance and asset management industry, spanning both financial structuring and operational experience. He earned a BS in Finance from Providence College.

Compensation of Directors and Executive Officers

For the year ended December 31, 2021, the Company compensated its four highest paid executive officers as follows:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Michael Bell	CEO	$250,000	$140,000	$390,000
Buck Jordan	President	$120,000	$2,500	$122,500
Kevin Morris	CFO	$0	$0	$0

In 2021, the Board authorized 175,000 options for Common Stock to the Company’s Chief Financial Officer, Kevin Morris and 175,000 options for Common Stock to the Company’s President, Buck Jordan.

Security Ownership of Management and Certain Security Holders

Title of Class	Name and address of beneficial		Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of Class	Total voting power (5)
Officers and Directors
Common Stock	Ryan Sinnet	(2)	N/A	1841917	15.11%
Common Stock	Buck Jordan	(2)	1431381	1092266	20.71%	9.02%
Common Stock	Michael Bell	(2)	175000	2612533	22.87%	1.10%
Common Stock	All directors and officers as a group	(1)(2)	350000	394869	6.11%	2.20%

Other Significant Holders
Common Stock	CCC HelloTech, LP	(2)(3)	1435000	N/A	11.77%	9.04%
Common Stock	Match Robotics VC, LLC	(2)(3)	1048131	N/A	8.60%	6.60%
Common Stock	Future VC, LLC	(2)(3)	1400000	N/A	11.49%	8.82%
Common Stock	Future VC SPV, LLC	(2)(3)	1670341	N/A	13.71%	10.52%
Common Stock	Canyon Creek Capital II, LP	(2)(3)	1050000	N/A	8.62%	6.61%
Series A Preferred Stock	Match Robotics VC, LLC	(2)(3)	121630	N/A	15.80%	0.77%
Series A Preferred Stock	Future VC SPV, LLC	(2)(3)	395227	N/A	51.34%	2.49%
Series B Preferred Stock	Future VC SPV, LLC	(2)(3)	521163	N/A	52.24%	3.28%
Series C Preferred Stock	Future VC SPV, LLC	(2)(3)	133505	N/A	8.79%	0.84%
Series C Preferred Stock	Michael Bell	(2)	5828	N/A	0.38%	0.04%
Series C Preferred Stock	New Direction Trust Company	(2)(4)	917848	N/A	60.46%	5.78%
Series C Preferred Stock	Odyssey Trust Company FBO Various Accounts	(2)(4)	330562	N/A	21.77%	2.08%
Series D Preferred Stock	Odyssey Trust Company	(2)(4)	394429	N/A	97.91%	2.48%

(1) No executive officers or directors, other than those named above, beneficially own more than 10% of any class of the Company’s voting securities.

(2) The following address may be used for each holder: C/O Miso Robotics, Inc., 680 E Colorado Blvd, Suite 500, Pasadena, CA 91101

(3) Future VC, LLC, Future VC SPV, LLC, Match Robotics VC, LLC, Canyon Creek Capital, and CCC HelloTech, LP are all controlled by Buck Jordan, who is an investor in the Company as well as its current President and a Director.

(4) Holding securities for the benefit of certain investors in the Regulation A+ offering.

(5) Indicates the total voting power of each holder’s security ownership across all five classes of voting securities. This column excludes any acquirable ownership.

Amounts are as of June 30, 2022. The fifth column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire, such as the result of options issued under the Company’s 2016 and 2017 Stock Plans. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

Interest of management and others in certain transactions.

In September 2019, the Company issued a promissory note to Future VC SPV, LLC, an entity with common management for a principal amount of $782,167. In conjunction with the note, the Company granted warrants to purchase 546,427 shares of common stock to the entity. In 2020, the Company issued additional notes to this entity for proceeds of $889,982 and granted warrants to purchase 621,747 shares of common stock. In April 2021, the Company converted these notes, and accrued interest, into shares of Series C Preferred Stock at a per share price of $13.728, a 20% discount to the offering per share price of $17.16.

During the year ended December 31, 2021, the Company incurred $465,841 in expenses with Wavemaker Labs, an entity with common management, for consulting services rendered. As of December 31, 2021, the Company had accounts payable of $29,265 with Wavemaker Labs.

Securities Being Offered

General

The Company is offering Series E Preferred Stock to investors in this offering. The Series E Preferred Stock may be converted into the Common Stock of the Company at the discretion of each investor, or automatically upon the occurrence of certain events, like an Initial Public Offering. As such, under this Offering Statement, of which this Offering Circular is part, the Company is qualifying up to 1,356,238 shares of Series E Preferred Stock and up to 1,356,238 shares of Common Stock, plus up to 135,623 additional shares of Series E Preferred Stock eligible to be issued as Bonus Shares, convertible into 135,623 shares of Common Stock, under the Offering Statement of which this Offering Circular is a part. The shares sold in this offering will be subject to an irrevocable proxy whereby all voting rights will be held by the company's President.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Seventh Amended and Restated Certificate of Incorporation and our Bylaws, copies of which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of our capital stock, you should refer to our Seventh Amended and Restated Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware General Corporation Law.

Under our Seventh Amended and Restated Certificate of Incorporation, our authorized capital stock consists of

•	80,000,000 shares of Common Stock, $0.0001 par value per share and
•	11,684,802 shares of Preferred Stock, $0.0001 par value per share

ο	769,784 shares designated Series A Preferred Stock

ο	997,616 shares designated Series B Preferred Stock

ο	1,748,252 shares designated Series C Preferred Stock

ο	706,464 shares designated Series D Preferred Stock

ο	7,426,686 shares designated Series E Preferred Stock

Series C, Series D, and Series E Preferred Stock

General

The company has authorized the issuance of Series E Preferred Stock, and has previously authorized the issuance of Series C Preferred Stock (the “Series C Preferred Stock”) and Series D Preferred Stock (the “Series D Preferred Stock”), all of which contain substantially similar rights, preferences, and privileges, as other series of Preferred Stock as further described below.

Dividend Rights

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Preferred Stock, including holders of the Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock, then outstanding shall first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Preferred Stock in an amount at least equal to:

i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of:

(A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and

(B) the number of shares of Common Stock issuable upon conversion of a share of such series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or

ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by

(A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and

(B) multiplying such fraction by an amount equal to the original issuance price of such class or series of capital stock; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of a series of Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend on such series of Preferred Stock.

Conversion Rights

Voluntary Conversion. Each share of Series C Preferred Stock, each share of Series D Preferred Stock, and each share of the Series E Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion.

Mandatory Conversion. Additionally, each share of Series C Preferred Stock, each share of Series D Preferred Stock, and each share of the Series E Preferred Stock will automatically convert into shares of Common Stock

-	immediately prior to the closing at a price of at least $21.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the “Securities Act”), resulting in at least $100,000,000 of gross proceeds to the Company or

-	upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Preferred Stock then outstanding voting as a single class and on an as-converted basis.

As a result of the January 2022 forward stock split of the Company’s Common Stock, the applicable conversion price for each class of preferred stock is set out in the table below:

•	Series A Preferred Stock: $0.587
•	Series B Preferred Stock: $1.4392
•	Series C Preferred Stock: $2.4514
•	Series D Preferred Stock: $8.088
•	Series E Preferred Stock: $10.05

Investors in this offering should note  that they are purchasing shares of Series E Preferred Stock at $11.06 per share, which is higher than the applicable conversion price for Series E Preferred Stock as defined in the Company’s 7th Amended and Restated Certificate of Incorporation. Therefore, in the event of a voluntary or mandatory conversion of Series E Preferred Stock to Common Stock, investors will receive 1.100496 shares of Common Stock for every share of Series E Preferred Stock they purchase at $11.06.

Voting Rights and Proxy

Each holder of the Company’s Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible on all matters submitted to a vote of the stockholders. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company’s President to (i) vote all securities held of record by the investor (including any shares of the Company’s capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Series D Preferred Stock and Series E Preferred Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement. The full subscription agreement appears as Exhibit 4 to the Offering Statement of which this Offering Circular forms a part.

As long as any shares of Preferred Stock are issued and outstanding, the Company or any of its subsidiaries shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of a majority of the outstanding shares of Series E Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, and Series A Preferred Stock, whether directly or indirectly by amendment, merger, consolidation, reorganization, recapitalization or otherwise:

-	liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, effect any other recapitalization or reclassification of any of the Corporation’s capital stock, or consent to any of the foregoing;

-	amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock or any series thereof;

-	create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to each series of Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock;

-	(i) reclassify, alter or amend any existing security of the Corporation that is pari passu with any series of Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to any series of Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to any series of Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with any series of Preferred Stock in respect of any such right, preference or privilege;

-	purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

-	increase the number of shares of Common Stock (or options to purchase such shares of Common Stock) issued or issuable to employees or directors of, or consultants to, the Corporation pursuant to any plan, agreement or arrangement or otherwise adopt or alter any equity incentive plan, agreement or arrangement for any employees or directors of, or consultants to, the Corporation;

-	create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

-	increase or decrease the authorized number of directors constituting the Board of Directors.

Right to Receive Liquidation Preferences

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series E Preferred Stock, Series D Preferred Stock, and Series C Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock and Series A Preferred Stock and on a pari passu basis with the Series B Preferred Stock, an amount per share equal to the greater of (i) the Series E Original Issue Price, Series D Original Issue Price, or Series C Original Issue Price, respectively, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series E Preferred Stock, Series D Preferred Stock, or Series C Preferred Stock, respectively been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Series E Liquidation Amount”, “Series D Liquidation Amount”, or “Series C Liquidation Amount”, respectively). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series E Preferred Stock, Series D Preferred Stock, and Series C Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series E Preferred Stock, Series D Preferred Stock, and Series C Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Investors in this offering should note that they are purchasing shares of Series E Preferred Stock at $11.06 per share, which is higher than the original issue price for Series E Preferred Stock as defined in the Company’s 7th Amended and Restated Certificate of Incorporation. Therefore, in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, as outlined in Subsection 2.1 of the 7th A&R COI, investors who purchase Series E stock for $11.06 will only be eligible to receive $10.05 per share.

Anti-Dilution Rights

Holders of Series E Preferred Stock, Series D Preferred Stock, and Series C Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Preferred Stock. If equity securities are subsequently issued by the Company at a price per share less than the Conversion Price of a series of Preferred Stock then in effect, the Conversion Price of the affected series of Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Restated Certificate.

Series A and Series B Preferred Stock

General

The company has authorized the issuance of two other series of Preferred Stock. The series are designated Series A Preferred Stock and Series B Preferred Stock. Each such series of Preferred Stock contains substantially similar rights, preferences, and privileges, except as described below.

Dividend Rights

Holders of Series A Preferred Stock and Series B Preferred Stock have the same dividend rights as holders of Series C Preferred Stock as outlined above.

Conversion Rights

Holders of Series A Preferred Stock and Series B Preferred Stock have the same conversion rights as holders of Series C Preferred Stock as outlined above.

Voting Rights

Holders of Series A Preferred Stock and Series B Preferred Stock have the same voting rights as holders of Series C Preferred Stock as outlined above, except that the holders of the shares of Series A Preferred Stock and Series B Preferred Stock, each exclusively and as a separate class, are entitled to elect one (1) director to represent their respective series.

Right to Receive Liquidation Preferences

Series B Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock and the Series A Preferred Stock and on a pari passu basis with the Series C Preferred Stock, an amount per share equal to the greater of (i) the Series B Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Series B Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, upon the completion of the distribution to holders of Series B Preferred Stock and Series C Preferred Stock, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series A Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Anti-Dilution Rights

Holders of Series A Preferred Stock and Series B Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Preferred Stock. If equity securities are subsequently issued by the Company at a price per share less than the Conversion Price of a series of Preferred Stock then in effect, the Conversion Price of the affected series of Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Restated Certificate.

Common Stock

General

The dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

Voting Rights

Each holder of the Company’s Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholder, except as provided by law or by the other provisions of the Certificate of Incorporation as outlined above. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation.

Dividend Rights

The company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of the Preferred Stock simultaneously receive along with all holders of outstanding shares of stock, a dividend on each outstanding share of Preferred Stock, as detailed in the Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series C Preferred Stock, Series B Preferred Stock and Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Exclusive Jurisdiction

Under Article 12 of our Seventh Amended and Restated Certificate of Incorporation, the sole and exclusive judicial forum for the following actions will be the Court of Chancery of the State of Delaware:

(1) Any derivative action or proceeding brought on behalf of the Company;

(2) Any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders;

(3) Any action asserting a claim against the Company arising pursuant to any provision of the Delaware General Corporation Law or certificate of incorporation, or bylaws; or

(4) Any action asserting a claim against the Company governed by the internal affairs doctrine.

Notwithstanding the foregoing, if, for any reason, the Delaware Chancery Court does not have jurisdiction over an action, then the action may be brought in other federal or state courts with appropriate personal or subject matter jurisdiction.

We believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time traveling to any particular forum so they may continue to focus on operations of the company.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Plan of Distribution and Selling Security Holders

Plan of Distribution

The company is offering up to 1,356,328 shares of Series E Preferred Stock, plus up to 135,623 (or 10% of shares of Series E Preferred Stock for purchase by investors) additional shares of Series E Preferred Stock The Series E Preferred Stock may be converted into the Common Stock of the Company at the discretion of each investor, or automatically upon the occurrence of certain events, like an Initial Public Offering. As such, the Company is qualifying up to 1,491,861 shares of Series E Preferred Stock and up to 1,491,861 shares of Common Stock under this Offering Statement, of which this Offering Circular is part. We intend for this offering to continue until one year following qualification by the SEC, or until sooner terminated by the Company.

The Company has engaged Dalmore Group, LLC as its broker/dealer of record. Dalmore Group, LLC is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities.

Commissions and Discounts

The following table shows the total discounts and commissions payable to the placement agents in connection with the Series E Preferred Stock offered in this offering:

Per Share
Public Offering Price	$11.06
Commission	$0.1106
Proceeds, before expenses, to us	$10.9494

Bonus Shares for Certain Investors (Up to 10%)

Certain investors in this offering are eligible to receive bonus shares of Series E Preferred Stock, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional shares for their shares purchased (“Bonus Shares”). The amount of Bonus Shares investors in this offering are eligible to receive and the criteria for receiving such Bonus Shares is as follows:

(i)	“Reserved” Shares. Prior to the qualification by the SEC of the company’s offering, the company will offer investors the opportunity to “reserve” shares Dealmaker. To reserve shares, an investor must create and login to his or her Dealmaker account and navigate to the company’s campaign page. On our campaign page, the investor may select the "Reserve My Shares" button, which will bring the investor to a new page where the investor will indicate the amount of shares (and amount of money) he or she would like to reserve in the company. The reservation is finalized by clicking the “Reserve My Shares” button. Investors who reserve shares in this manner will receive 10% additional Bonus Shares on their actual investment once this offering is qualified by the SEC (rounded down to the nearest whole share). For example, if an investor reserves 100 shares, and subsequently confirms this reservation and purchases the 100 shares, such investor will receive an additional 10 shares of the company’s Series E Preferred Stock, for a total of 110 shares. “Reserving” shares is simply an indication of interest. There is no binding commitment for investors that reserve shares in this manner to ultimately invest and purchase the shares reserved of the company, or to purchase any shares of the company whatsoever.

(ii)	Investment Amount. Investors will be eligible to receive Bonus Shares based on the amount of their investment in this offering. Investors that invest at least $5,000 in this offering will receive additional Bonus Shares equal to 5% of the number of shares purchased, rounded down to the nearest whole share. Investors that invest at least $10,000 will receive additional Bonus Shares equal to 10% of the number of shares purchased, rounded down to the nearest whole share. For example, if an investor invests $11,060, the investor will receive 10% more shares of Series E Preferred Stock, and will receive an additional 100 Bonus Shares of Series E Preferred Stock, for a total of 1100 shares.

Investors receiving the 5% bonus will pay an effective price of approximately $10.53 per share, while investors receiving the 10% bonus will pay an effective price of approximately $10.05 per share.

Investors in this offering are only eligible to receive one of the Bonus Share perks described above. If an investor meets the criteria to receive more than one Bonus Share perk, the investor will receive the highest perk that investor is qualified to receive. As such, investors in this offering are eligible to receive up to a maximum of 10% additional Bonus Shares on their investment in this Offering.

Other Terms

Dalmore Group, LLC has also agreed to perform the following services in exchange for the compensation discussed above:

•	Review investor information, including KYC (Know Your Customer) data, perform AML (Anti-Money Laundering) and other compliance background checks, and provide a recommendation to the Company whether or not to accept investor as a customer of the Company;

•	Review each investors subscription agreement to confirm such Investors participation in the offering, and provide a determination to the Company whether or not to accept the use of the subscription agreement for the Investors participation;

•	Contact and/or notify the issuer, if needed, to gather additional information or clarification on an investor;

•	Not provide any investment advice nor any investment recommendations to any investor;

•	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or in our performance under this Agreement (e.g. as needed for AML and background checks);

•	Coordinate with third party providers to ensure adequate review and compliance.

In addition to the commission described above, the Company will also pay a one-time advance payment for out-of-pocket expenses of $5,000. The advance payment will cover expenses anticipated to be incurred by the firm such as preparing the FINRA filing, due diligence expenses, working with the Company’s SEC counsel in providing information to the extent necessary, and any other services necessary and required prior to the approval of the offering. Dalmore Group will refund a portion of the payment related to the advance to the extent it was not used, incurred or provided to the Company.

The Company has also engaged Dalmore as a consultant to provide ongoing general consulting services relating to the Offering such as coordination with third party vendors and general guidance with respect to the Offering. The Company will pay a one-time Consulting Fee of $10,000 for these services.

Assuming the full amount of the offering is raised, we estimate that the total fees and expenses of the offering payable by the Company to Dalmore Group, LLC will be approximately $415,000 in cash.

Selling Security holders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

Transfer Agent and Registrar

Dealmaker Transfer Agent LLC will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

Investor’s Tender of Funds

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Series E Preferred Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, debit card, credit card, or ACH only, physical checks will not be accepted. Upon acceptance of the investors’ subscriptions, funds tendered by investors will be made available to the Company for its use.

The minimum investment in this offering is $994.95, or 99 shares of Series E Preferred Stock. Investors will be responsible for a $65 transaction fee paid at the time of investment. This fee is not considered part of the cost basis of the subscribed Securities but will count against the per investor limit set out in the subscription agreement.

Investors will be required to subscribe to the Offering via the third-party platform managed by Novation Solutions, Inc., and agree to the terms of the Offering, the subscription agreement, and any other relevant exhibit attached thereto. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

Exhibits

1.1 Broker-Dealer Agreement with Dalmore Group, LLC*

2.1 Seventh Amended and Restated Certificate of Incorporation*

2.2 Bylaws*

3.1 Form of Promissory Note*

3.2 Form of Warrant*

4.1 Miso Robotics Form of Series E Subscription Agreement*

6.1 Note Purchase Agreement*

6.2 Rise of Miso, LLC Promissory Note*

6.3 Future VC SPV, LLC Promissory Note*

11.1 Consent of Independent Auditor

12.1 Miso Robotics – CrowdCheck Law Legality Opinion

* Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Pasadena, California, on, August 12, 2022.

Miso Robotics, Inc.

By	/s/ Michael Bell
Michael Bell, Chief Executive Officer
Miso Robotics, Inc.
Date: August 12, 2022

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Michael Bell
Michael Bell, Chief Executive Officer
Miso Robotics, Inc.
Date: August 12, 2022

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer, Principal Accounting Officer, Director
Miso Robotics, Inc.
Date: August 12, 2022

By	/s/ James Jordan
James Jordan, Director
Miso Robotics, Inc.
Date: August 12, 2022

MISO ROBOTICS, INC.

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2021 and 2020

To the Board of Directors of

Miso Robotics, Inc.

Pasadena, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Miso Robotics, Inc. and subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, stockholders’ equity/(deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has not generated profits since inception, has sustained net losses of $25,135,863 and $10,684,792 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $51,477,045 and cash of $13,742,525, relative to negative operating cash flows of $23,018,343 in 2021. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

June 16, 2022

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

MISO ROBOTICS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$13,742,525	$1,767,841
Accounts receivable, net	31,650	95,285
Inventory	731,180	418,032
Prepaid expenses and other current assets	419,129	86,054
Deferred offering costs	6,875	-
Total current assets	14,931,359	2,367,212
Property and equipment, net	783,003	205,160
Deposits	173,917	150,000
Total assets	$15,888,279	$2,722,372

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,195,449	$86,330
Accounts payable, related party	-	128,716
Accrued expenses and other current liabilities	174,192	625,014
Deferred rent	-	12,720
Loan payable, current portion	-	297,649
Venture debt, net of discount	-	2,963,705
Total current liabilities	2,369,641	4,114,134
Loan payable, net of current portion	-	152,351
Total liabilities	2,369,641	4,266,485

Commitments and contingencies (Note 11)

Stockholders' equity (deficit):
Series D convertible preferred stock, $0.0001 par value, 706,464 shares authorized, 402,847 and 0 shares isused and outstanding as of December 31, 2021 and 2020; liquidation preference of $22,809,197 and $0 as of December 31, 2021 and 2020, respectively	40	-
Series C convertible preferred stock, $0.0001 par value, 1,748,252 shares authorized, 1,518,093 and 979,868 shares isused and outstanding as of December 31, 2021 and 2020; liquidation preference of $26,050,476 and $16,814,535 as of December 31, 2021 and 2020, respectively	152	98
Series B convertible preferred stock, $0.0001 par value, 997,616 shares authorized, issued and outstanding as of December 31, 2021 and 2020; liquidation preference of $10,050,083 as of both December 31, 2021 and 2020	100	100
Series A convertible preferred stock, $0.0001 par value, 769,784 shares authorized, issued and outstanding as of December 31, 2021 and 2020; liquidation preference of $3,164,433 as of both December 31, 2021 and 2020	77	77
Common stock, $0.0001 par value, 70,000,000 and 49,000,000 shares authorized as of December 31, 2021 and 2020, respectively; 12,165,650 and 12,124,595 shares issued and outstanding as of December 31, 2021 and 2020, 163,938 and 301,196 shares unvested as of December 31, 2021 and 2020, respectively	1,216	1,212
Additional paid-in capital	66,182,996	32,264,796
Subscription receivable	(1,188,848)	(7,469,164)
Non-controlling interests	(50)	-
Accumulated deficit	(51,477,045)	(26,341,232)
Total stockholders' equity (deficit)	13,518,638	(1,544,113)
Total liabilities and stockholders' equity (deficit)	$15,888,279	$2,722,372

See Independent Auditor’s Report and accompany notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2021	2020
Net revenue	$31,650	$298,752
Cost of net revenue	233,399	531,064
Gross profit (loss)	(201,749)	(232,312)

Operating expenses:
Research and development	11,172,891	2,828,334
Sales and marketing	7,808,416	4,274,587
General and administrative	5,660,828	2,690,096
Total operating expenses	24,642,135	9,793,017

Loss from operations	(24,843,884)	(10,025,329)

Other income (expense):
Interest expense	(796,579)	(696,081)
Interest income	-	198
Other income	504,600	36,420
Total other income (expense), net	(291,979)	(659,463)

Provision for income taxes	-	-
Net loss	$(25,135,863)	$(10,684,792)

Net loss attributable to noncontrolling interests	(50)	-
Net loss attributable to Miso Robotics stockholders	$(25,135,813)	$(10,684,792)

Weighted average common shares outstanding - basic and diluted	12,139,642	11,823,399
Net loss per common share attributable to Miso Robotics stockholders - basic and diluted	$(2.07)	$(6.33)

See Independent Auditor’s Report and accompany notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Series D Convertible		Series C Convertible		Series B Convertible		Series A Convertible				Additional				Total Stockholders'
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-in	Subscription	Noncontrolling	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Interests	Deficit	(Deficit)
Balances at December 31, 2019	-	$-	-	$-	997,616	$100	769,784	$77	12,124,595	$1,212	$16,205,099	$-	$-	$(15,656,440)	$550,048
Issuance of Series C preferred stock	-	-	972,487	97	-	-	-	-	-	-	16,687,779	(7,469,164)	-	-	9,218,713
Offering costs	-	-	-	-	-	-	-	-	-	-	(1,681,054)	-	-	-	(1,681,054)
Issuance of preferred stock for services	-	-	7,381	1	-	-	-	-	-	-	126,665	-	-	-	126,666
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	455,875	-	-	-	455,875
Issuance of debt discount	-	-	-	-	-	-	-	-	-	-	470,431	-	-	-	470,431
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,684,792)	(10,684,792)
Balances at December 31, 2020	-	-	979,868	98	997,616	100	769,784	77	12,124,595	1,212	32,264,796	(7,469,164)	-	(26,341,232)	(1,544,113)
Issuance of Series C preferred stock	-	-	341,925	34	-	-	-	-	-	-	6,158,588	7,469,164	-	-	13,627,786
Conversion of venture debt into preferred stock	-	-	196,300	20	-	-	-	-	-	-	2,694,786	-	-	-	2,694,806
Issuance of Series D preferred stock	402,847	40	-	-	-	-	-	-	-	-	25,942,351	(1,188,848)	-	-	24,753,543
Exercise of stock options	-	-	-	-	-	-	-	-	41,055	4	44,913	-	-	-	44,917
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	579,655	-	-	-	579,655
Offering costs	-	-	-	-	-	-	-	-	-	-	(1,502,093)	-	-	-	(1,502,093)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(50)	(25,135,813)	(25,135,863)
Balances at December 31, 2021	402,847	$40	1,518,093	$152	997,616	$100	769,784	$77	12,165,650	$1,216	$66,182,996	$(1,188,848)	$(50)	$(51,477,045)	$13,518,637

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(25,135,863)	$(10,684,792)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	579,655	455,875
Stock issued for services	-	126,666
Amortization of debt discount	670,943	437,392
Bad debt expense	45,285	36,616
Depreciation expense	116,866	102,201
Other income - PPP forgiveness	(450,000)	-
Changes in operating assets and liabilities:
Accounts receivable	18,350	(59,281)
Inventory	(313,148)	(87,587)
Prepaid expenses and other current assets	(333,075)	(46,650)
Deferred offering costs	(6,875)	-
Accounts payable	1,980,403	(12,043)
Accrued expenses and other current liabilities	(178,164)	452,245
Deferred revenue	-	(467)
Deferred rent	(12,720)	2,513
Net cash used in operating activities	(23,018,344)	(9,277,314)
Cash flows from investing activities:
Purchases of property and equipment	(694,709)	(61,691)
Deposits	(23,917)	77,636
Net cash provided by (used in) investing activities	(718,626)	15,945
Cash flows from financing activities:
Proceeds from issuance of venture debt, net of fees	-	889,982
Repayments of venture debt	(1,212,500)	-
Proceeds from loan payable	-	450,000
Proceeds from issuance of Series C preferred stock	13,627,786
Proceeds from issuance of Series Dpreferred stock	24,753,543	9,218,713
Exercise of stock options	44,917	-
Offering costs	(1,502,093)	(1,551,263)
Net cash provided by financing activities	35,711,653	9,007,432
Net decrease in cash and cash equivalents	11,974,683	(253,936)
Cash and cash equivalents at beginning of year	1,767,841	2,021,777
Cash and cash equivalents at end of year	$13,742,524	$1,767,841

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$181,757	$-

Supplemental disclosure of non-cash financing activities:
Conversion of venture debt and accrued interest to preferred stock	$2,694,806	$-
Warrants issued with venture debt	$-	$123,968
Beneficial conversion feature on venture debt	$-	$346,463
Subscription receivable on Series C preferred stock	$-	$7,469,164
Subscription receivable on Series D preferred stock	$1,188,848	$-

See Independent Auditor’s Report and accompany notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Miso Robotics, Inc. (the “Company”) was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware. The Company changed its name to Miso Robotics, Inc. on October  3, 2016. The Company develops and manufactures artificial intelligence-driven robots that assist chefs to make food at restaurants. The Company is headquartered in Pasadena, California.

In November 2021, the Company became a founding stockholder in Ally Robotics, Inc., (“Ally”) a Delaware corporation whereby the Company was issued 6,600,000 shares of Ally’s common stock in exchange for a 93% interest in Ally. As such, Ally became a subsidiary of the Company (see Note 3). Ally was formed to build affordable, safe, lightweight, and smart robotic arms for the restaurant industry.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $25,135,863 and $10,684,792 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $51,477,045 and cash of $13,742,525, relative to negative operating cash flows of $23,018,343 in 2021. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Principles of Consolidation

These consolidated financial statements include the accounts of Miso Robotics and Ally since November 30, 2021. All inter-company transactions and balances have been eliminated in consolidation.

Stock Split

On January 11, 2022, the Company effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution. As of December 31, 2021 and 2020, the Company had cash of $13,241,359 and $1,517,841, respectively, in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021 and 2020, the Company had an allowance for doubtful accounts of $62,160 and $63,491, respectively. During the years ended December 31, 2021 and 2020, the Company recorded bad debt expense of $45,285 and $36,616, respectively, and in 2021, the Company recorded $46,616 in recovered accounts receivable in other income.

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of December 31, 2021 and 2020, inventory consisted of robotic raw materials purchased from the Company’s suppliers. Management reviews its inventory for obsolescence and impairment as it is determined necessary. Inventory that is held for future sale but was deployed under revenue generating contracts in 2021 was amortized on a straight-line basis for the portion of its expected useful life used during the period to reduce the carrying value to the net realizable value and recognize the costs associated with the revenue activities. As of December 31, 2021, there were $215,604 in inventory deposits for materials that the Company has not yet received. This amount is included in prepaid expenses and other current assets in the consolidated balance sheets. Inventory consists of the following:

	December 31,
	2021	2020
Raw materials	$259,585	$218,931
Work in progress	53,955	85,908
Finished goods	417,640	113,193
	$731,180	$418,032

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life
Computer equipment and software	2 - 3 years
Kitchen equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or 5 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the consolidated balance sheet and any resulting gains or losses are included in the consolidated statement of operations loss in the period of disposal.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2021 or 2020.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2021 and 2020 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

F-10

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company derives its revenue from hardware and software usage of its installed units as well as consulting services. Sales tax is collected on sales in California and these taxes are recorded as a liability until remitted.

Hardware

Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are installed as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing. Orders or set-up fees that have been paid but performance obligations have not been met are recorded to deferred revenue.

Software

Software as a service (SaaS) and usage fees are recognized as revenue as the performance obligation is satisfied over time. Revenue is recognized monthly over the life of the contract. Service fees that have been invoiced or paid but performance obligations have not been met are recorded to deferred revenue.

Consulting

Consulting services are recognized at the point in time when the performance obligation has been completed.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated by revenue source:

	Year Ended
	December 31,
	2021	2020
Hardware and installations	$12,650	$56,385
Software and usage fees	14,000	67,367
Consulting services	5,000	175,000
	$31,650	$298,752

Significant Judgements

The Company estimates warranty claims reserves based on historical results and research and determined that a warranty reserve was not necessary as of December 31, 2021 and 2020.

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent a set-up fee prepayment received from a customer in advance of performance obligations met.

As of December 31, 2021 and 2020, accounts receivable included $12,150 and $45,285 in unbilled receivables, respectively.

Cost of Net Revenues

Cost of net revenues consists primarily of inventory sold, parts used in building machines for sale, tooling and supplies, depreciation of certain equipment, allocations of facility costs, and allocations of personnel time in assembly, installation, and servicing.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and 2020 amounted to approximately $6,682,000 and $3,715,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

F-11

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentrations

During the year ended December 31, 2021 and 2020, two customers accounted for a total of 84% and 92% of the Company’s revenue, respectively. As of December 31, 2021, two customers accounted for 60% and 24% of the Company’s accounts receivable. As of December 31, 2020, two customers accounted for 52% and 48% of the Company’s accounts receivable.

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

F-12

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

F-13

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2021 and 2020 are as follows:

	Year Ended
	December 31,
	2021	2020
Series A Preferred Stock (convertible to common stock)	5,388,488	5,388,488
Series B Preferred Stock (convertible to common stock)	6,983,312	6,983,312
Series C Preferred Stock (convertible to common stock)	10,626,651	6,859,076
Series D Preferred Stock (convertible to common stock)	2,819,929	-
Venture debt*	-	2,021,005
Common stock warrants	2,656,829	2,574,173
Options to purchase common stock	6,625,752	4,750,711
Total potentially dilutive shares	35,100,961	28,576,765

*In 2021, the Company converted its venture debt, after some notes settled in cash, for 196,300 shares of Series C preferred stock.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company’s consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,
	2021	2020
Computer equipment and software	$220,876	$137,914
Kitchen and lab equipment	120,533	120,533
Furniture and fixtures	47,260	34,962
Leasehold improvements	667,534	184,536
	1,056,203	477,945
Less: Accumulated depreciation	(273,200)	(272,785)
	$783,003	$205,160

F-14

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation and amortization expense of $116,866 and $102,201 for the years ended December 31, 2021 and 2020, respectively, were included in general and administrative expenses in the consolidated statements of operations.

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2021	2020
Accrued personnel costs	$34,486	$129,497
Accrued legal and professional fees	114,706	166,687
Accrued interest payable	-	328,830
Other	25,000	-
	$174,192	$625,014

6.	DEBT

Venture Debt

In September 2019, the Company issued six senior secured promissory notes (the “2019 Notes”) for an aggregate principal amount of $2,744,667. In 2020, the Company received an additional $889,982 (collectively the “Notes”) in proceeds from three additional notes with the same terms with a maturity date of September 2021. Upon a vote of the majority in principal amount, the Notes are subject to automatic conversion upon an equity financing of common or preferred stock of proceeds of $2,000,000. Upon the future equity financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price of 80% of the lowest price per share of the equity securities sold in the future equity financing. The noteholders may elect to convert the principal and any unpaid accrued interest at any time into the type of equity securities issued in the Company’s most recently completed equity financing of proceeds of $2,000,000. The noteholders may convert the principal and unpaid accrued interest at a conversion price of 80% of the price per share of the equity securities sold in the completed equity financing. Prepayments are allowed, subject to various provisions, including an initial minimum payment amount of $500,000 and additional increments of $100,000. Upon the occurrence of an event of default, the Notes shall accrue interest at 13% per annum. The Notes are senior to all other debts and obligations of the Company, were collateralized by all assets of the Company. In conjunction with the Notes, the Company incurred fees of $6,703, which were recorded as a discount to the Notes and are amortized under the effective interest method to interest expense over the life of the Notes. During the years ended December 31, 2021 and 2020, $3,219 and $3,219 was amortized to interest expense, respectively.

The Company recognized a beneficial conversion feature with respect to the voluntary conversion rights of the noteholders. The beneficial conversion feature was initially valued at a fair value of $697,749 for the 2019 Notes and $346,463 for the 2020 Notes, and was recorded as a discount to the note payable balance that is being amortized under the effective interest method over the life of the notes.

In April 2021, the Company converted principal of $2,422,148 and accrued interest of $272,658 of venture debt to Series C Preferred Stock at a per share price of $13.728, a 20% discount to the offering per share price of $17.16, into 196,300 shares of Series C Preferred Stock. In March 2021, the Company repaid $1,394,257, comprised of principal of $1,212,500 and accrued interest of $181,757, of venture debt to Rise of Miso, LLC and another investor. In connection with the conversions and repayments, the Company amortized the remaining $670,943 of unamortized debt discount to interest expense for the year ended December 31, 2021.

The Notes bore interest at 10% per annum and incurred interest expense of $125,636 and $258,689 for the years ended December 31, 2021 and 2020, respectively.

In connection with the Notes, the Company also granted to the holders warrants to purchase common stock equal to the principal amount of the Notes divided by the warrant exercise price. As of December 31, 2021 and 2020, there were warrants for an aggregate of 2,539,173 shares of common stock outstanding, which were issued to the noteholders with an exercise price of $1.43 per share, expiring after 10 years. As discussed in Note 8, these warrants were valued at $11,582 for the 2019 Notes and $123,968 for the 2020 Notes, and is recorded as a discount to the note payable balance that are being amortized under the effective interest method over the life of the notes.

F-15

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2020, $434,173 of the debt discount was amortized to interest expense. As of December 31, 2020, the outstanding principal was $3,634,648 and unamortized discount of $670,943, resulting in a net carrying value of $2,963,705.

PPP Loan

In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $450,000 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note (“ PPP Loan”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence of an event of default. The loan proceeds were used for payroll and other covered payments and in August 2021 received notification of full forgiveness. As such, the Company recorded other income of $450,000 in the consolidated statements of operations.

7.	STOCKHOLDERS’ EQUITY (DEFICIT)

Convertible Preferred Stock

The Company has issued Series A, Series B, Series C and Series D convertible preferred stock (collectively referred to as “Preferred Stock”). As of January 11, 2022, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 11,684,802 shares of Preferred Stock, of which 769,784 shares were designated as Series A Preferred Stock, 997,616 shares were designated as Series B Preferred Stock, 1,748,252 shares were designated as Series C Preferred Stock, 706,464 shares were designated as Series D Preferred Stock, and 7,462,686 were designated as Series E Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

In 2020, the Company executed a Regulation A+ offering and issued 972,487 shares of Series C preferred stock at a price of $17.16 per share (“Series C Original Issue Price”) for gross proceeds of $16,687,877, including a subscription receivable of $7,469,164 as of December 31, 2020.

In 2020, the Company issued 7,381 shares of Series C preferred stock for services performed. The fair value of $126,666 was included as sales and marketing expenses in the consolidated statements of operations.

In 2021, the Company completed a Regulation A+ offering and issued 330,562 shares of Series C preferred stock for gross proceeds of $5,963,643. The Company also collected $7,469,164 of subscriptions receivable from 2020.

In 2021, the Company completed a Regulation D offering and issued 11,363 shares of Series C preferred stock for gross proceeds of $194,979.

In 2021, the Company executed Regulation A+ and Regulation D offerings of Series D preferred stock. Under the Regulation A+ offering, the Company issued 385,286 shares for gross proceeds of $24,887,661. Under the Regulation D offering, the Company issued 17,561 shares for gross proceeds of $1,054,730. The Company originally issued the shares at a price of $56.62 per share (“Series D Original Issue Price”), and in October 2021, the Company increased the price in the offering to $67.94 per share. As of December 31, 2021, the Company had a subscription receivable of $1,188,848 pertaining to the Regulation A offering.

In April 2021, the Company converted principal of $2,422,148 and accrued interest of $272,658 of venture debt to Series C Preferred Stock at a per share price of $13.728, a 20% discount to the offering per share price of $17.16, into 196,300 shares of Series C Preferred Stock.

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of both December 31, 2021 and 2020, 769,784 shares of Series A preferred stock were issued and outstanding. As of both December 31, 2021 and 2020, 997,616 shares of Series B preferred stock were issued and outstanding. As of December 31, 2021 and 2020, 1,518,093 and 979,868 shares of Series C preferred stock were issued and outstanding, respectively. As of December 31, 2021 and 2020, 402,847 and 0 shares of Series D preferred stock were issued and outstanding, respectively.

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

The holders of Series B preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company. The holders of Series A preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of other classes of capital stock unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Preferred Stock on an as-converted basis.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series B, Series C, Series D and Series E stockholders, on a pari passu basis, shall be entitled to a liquidation preference equal to the greater of (i) the original issuance price applicable to each series, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series B, Series C, Series D, and Series E preferred stock been converted into common stock. Upon this completion, the Series A stockholders will then be entitled to a liquidation preference in the same manner. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis. The liquidation preference per share for Series A, Series B, Series C, Series D and Series E preferred stock are $4.1108, $10.0744, $17.16, $56.62 and $10.05 respectively.

The total liquidation preferences as of December 31, 2021 and 2020 amounted to $62,074,189 and $30,029,051, respectively.

Conversion

Each share of Preferred Stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $100,000,000 of gross proceeds to the Company at a price of at least $21.00 per share of common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

The conversion ratio of each series of Preferred Stock is determined by dividing the original issue price of each series by the conversion price of each series. The conversion price per share is $0.59 for Series A preferred stock, $1.44 for Series B preferred stock, $2.45 for Series C preferred stock and $8.09 for Series D preferred stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization.  Accordingly, as of December 31, 2021 and 2020, each share outstanding of each series of Preferred Stock was convertible into shares of common stock on a one-for-seven basis.

Common Stock

The Company authorized 70,000,000 and 49,000,000 shares of common stock at $0.0001 par value as of December 31, 2021 and 2020, respectively. The Company increased its authorized shares to 80,000,000 in January 2022.

Common stockholders have voting rights of one vote per share and are entitled to elect one director of the Company. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2021, the Company issued 41,055 shares of common stock pursuant to exercises of stock options for proceeds of $44,917.

As of December 31, 2021 and 2020, there were 12,165,650 and 12,124,595 shares issued and outstanding, respectively.

8.	STOCK-BASED PAYMENTS

Common Stock Warrants

In connection with the Notes (see Note 6), the Company granted to the holders warrants to purchase common stock equal to the principal amount of the Notes divided by the warrant exercise price. As of December 31, 2021 and 2020, warrants for an aggregate of 2,539,173 shares of common stock were issued to the noteholders with an exercise price of $1.43 per share, expiring after 10 years. The fair value of the warrants was calculated under the Black-Scholes method, which was recorded as a discount to the Notes and was recognized under the effective interest method over the life of the Notes.

In 2021, the Company granted 64,036 warrants to purchase common stock with an exercise price of $2.94 per share and 18,620 warrants with an exercise price of $8.09 per share. All warrants vested immediately with a term of 10 years, except for 12,432 warrants issued which will expire after 5 years.

In September 2020, the Company granted 35,000 warrants to purchase common stock for services at an exercise price of $0.78 per share. The fair value of $14,150 was included in general and administrative expenses in the statements of operations.

A summary of information related to warrants for the years ended December 31, 2021 and 2020 is as follows:

	Warrants	Weighted Average Exercise Price	Instrinsic Value
Outstanding as of December 31, 2019	1,917,433	$1.43	$-
Granted	656,740	1.40
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2020	2,574,173	$1.42	$-
Granted	82,656	4.10
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2021	2,656,829	$1.51	$1,129,644

Exerciseable as of December 31, 2021	2,656,829	$1.51	$1,129,644

The Company recorded stock-based compensation expense of $50,589 and $14,150 for the years ended December 31, 2021 and 2020, respectively.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

	Year Ended
	December 31,
	2021	2020
Risk-free interest rate	0.39% - 1.16%	0.14% - 0.47%
Expected term (in years)	4.62	4.95
Expected volatility	70.00%	72.70%
Expected dividend yield	0%	0%

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Super Volcano, Inc. 2016 Stock Plan

The Company has adopted the Super Volcano, Inc. 2016 Stock Plan (“2016 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2016 Plan was 3,264,842 shares as of December 31, 2021. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan’s inception. As of December 31, 2021, there were 35,000 shares available for grant under the 2016 Plan. Stock options granted under the 2016 Plan typically vest over a four-year period.

Miso Robotics, Inc. 2017 Stock Plan

The Company has adopted the Miso Robotics, Inc. 2017 Stock Plan (“2017 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 6,550,936 shares as of December 31, 2021. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted common stock comprise all of the awards granted since the 2017 Plan’s inception. As of December 31, 2021, there were 935,046 shares available for grant under the 2017 Plan. Stock options granted under the 2017 Plan typically vest over a four-year period.

A summary of information related to stock options for the years ended December 31, 2021 and 2020 is as follows:

	Options	Weighted Average Exercise Price	Instrinsic Value
Outstanding as of December 31, 2019	2,936,990	$0.76	$-
Granted	1,897,287	0.85
Exercised	-	-
Forfeited	(83,566)	1.43
Outstanding as of December 31, 2020	4,750,711	$0.79	$659,781
Granted	2,436,581	1.07
Exercised	(41,055)	1.09
Forfeited	(520,485)	1.35
Outstanding as of December 31, 2021	6,625,752	$0.85	$6,716,453

Exerciseable as of December 31, 2021	3,308,269	$0.69	$3,881,139

	December 31,
	2021	2020
Weighted average grant-date fair value of options granted during year	$0.71	$0.48
Weighted average duration (years) to expiration of outstanding options at year-end	7.78	7.82

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended
	December 31,
	2021	2020
Risk-free interest rate	0.86%-1.32%	0.53%
Expected term (in years)	5.0 - 7.0	6.08
Expected volatility	70.00%	66.90%
Expected dividend yield	0%	0%

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The total grant-date fair value of the options granted during the years ended December 31, 2021 and 2020 was $1,723,442 and $907,828, respectively. Stock-based compensation expense for stock options of $490,791 and $305,352 was recognized under FASB ASC 718 for the years ended December 31, 2021 and 2020, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $2,114,117 and $955,768 as of December 31, 2021 and 2020, respectively, and will be recognized over a weighted average period of 31 months as of December 31, 2021.

Restricted Common Stock

As of December 31, 2021 and 2020, the Company had 2,164,015 restricted shares of common stock under the 2017 Plan outstanding, respectively. As of December 31, 2021 and 2020, 2,000,077 and 1,862,819 shares were vested, respectively. The Company recorded stock-based compensation expense of $38,275 and $136,373 in the statements of operations for the years ended December 31, 2021 and 2020, respectively. Total unrecognized compensation cost related to non-vested restricted common stock amounted to $11,988 and $32,466 as of December 31, 2021 and 2020, respectively, which is expected to be recognized in 2022.

Classification

Stock-based compensation expense was classified in the statements of operations as follows:

	Year Ended
	December 31,
	2021	2020
Research and development expenses	$397,248	$76,279
General and administrative expenses	182,407	379,596
	$579,655	$455,875

9.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, stock-based compensation expense, research and development, other GAAP to tax differences, and net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $10,124,807 and $7,037,417, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2021	2020
Deferred tax assets (liabilities):
Net operating loss carryforwards	$9,431,263	$6,488,551
Stock-based compensation	16,017	16,017
Research and development tax credit carryforwards	717,012	342,485
Depreciation timing difference	(39,485)	98,449
Accrued interest	-	91,915
Valuation allowance	(10,124,807)	(7,037,417)
Net deferred tax assets (liabilities)	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $10,124,807 and $7,037,417 were recorded as of December 31, 2021 and 2020, respectively. Valuation allowance increased by $3,087,390 and $2,863,710 during the years ended December 31, 2021 and 2020, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2021 and 2020 due to the full valuation allowance on its net deferred tax assets.

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $33,740,922 and $23,213,191, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2021 tax years remain open to examination.

10.	RELATED PARTY TRANSACTIONS

Of the notes discussed in Note 6, in September 2019, the Company issued a promissory note to Future VC SPV, LLC, an entity with common management for a principal amount of $782,167. In conjunction with the note, the Company granted warrants to purchase 546,427 shares of common stock to the entity. In 2020, the Company issued additional notes to this entity for proceeds of $889,982 and grants warrants to purchase 621,747 shares of common stock. In April 2021, the Company converted these notes, and accrued interest, into shares of Series C Preferred Stock at a per share price of $13.728, a 20% discount to the offering per share price of $17.16.

During the year ended December 31, 2021, the Company incurred $465,841 in expenses with Wavemaker Labs, an entity with common management, for consulting services rendered, which are recorded to general and administrative expenses and sales and marketing expenses in the statement of operations in the amounts of $277,541 and $188,300, respectively. As of December 31, 2021, the Company had accounts payable of $29,265 with Wavemaker Labs.

As of December 31, 2020, the Company had accounts payable of $128,716 to an entity with common management.

11.	COMMITMENTS AND CONTINGENCIES

Lease Agreements

In August 2017, the Company entered into an operating lease to sublease office space. The lease term commenced on December 1, 2017 and expires on May 31, 2023. The lease agreement requires base rent payments of $9,000 per month with annual escalations of approximately 3%. The lease required a security deposit of $150,000.

In May 2018, the Company entered into an operating lease for office and lab space. The lease term commenced on June 1, 2018 and expired on May 31, 2020. The lease agreement required monthly base rent payments of $15,075 through May 31, 2019 and $15,527 for the year thereafter, plus operating costs estimated at $950 per month. The lease required a security deposit of $31,055 and advance rent payment of $46,581, which were returned in 2020.

In June 2018, the Company entered into an operating lease to lease kitchen facilities. The lease term commenced on June 1, 2018, expired on May 31, 2020, and was renewed for an additional two-year term to May 31, 2022. The lease agreement required  monthly base rent payments of $4,000 through May 31, 2019 and $4,120 - $4,371 for the years thereafter, plus operating costs of $500 per month.

In November 2021, the Company entered into an operating lease for office space. The lease term commenced on November 1, 2021 and expires on October 31, 2026 with an option to extended for an additional sixty month period. The lease agreement requires base rent payments of $21,250 per month with annual escalations of approximately 3%, plus $1,803 in common area charges per month. The lease required a security deposit of $23,917, which is refundable at the end of the lease term.

Rent expense for the years ended December 31, 2021 and 2020 was $275,554 and $256,424, respectively.

Future minimum lease commitments under operating and capital leases as of December 31, 2021 are as follows:

Year Ending December 31,
2022	$398,209
2023	314,611
2024	271,882
2025 and thereafter	519,209
Total	$1,503,911

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	SUBSEQUENT EVENTS

On January 11, 2022, the Company amended its Certificate of Incorporation and effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The Series A – D preferred stock conversion prices were proportionally adjusted as a result of the stock split. Furthermore, the Company increased its authorized shares of common and preferred stock to 80,000,000 shares and 11,684,802 shares, respectively, including 7,462,686 shares designated as Series E preferred stock.

In January 2022, the Company increased its stock option reserves under the Miso Robotics, Inc. 2017 Stock Plan by 1,517,838 shares, bringing the total number of shares reserved under the Plan to 8,068,774.

In January 2022, the Company entered into a convertible note receivable agreement with Ally Robotics, Inc. for a principal amount of $1,000,000. The note earns interest at 5% per annum and matures on the earlier of a) January 7, 2024 or b) at the closing of the next equity financing, at the Company’s election. The conversion price is a 20% discount to the lowest share pricing in the triggering equity financing. This note is senior to all other unsecured debts of the Ally Robotics.

Through the issuance date, the Company has received approximately $1,280,000 in proceeds from the issuance of Series D preferred stock.

In February 2022, the Company initiated a Regulation A+ offering for the issuance of Series E preferred stock. Through the issuance date, the Company has accumulated gross proceeds of $6,696,968, equivalent to 666,365 shares subscribed from the offering.

In January 2022, the Company entered into an operating lease for office space located in Pasadena, California. The lease term commences on April 1, 2022 and expires on April 30, 2028, with an option to extend for an additional sixty month period. The lease agreement requires base rent payments of $48,365 per month starting on the lease commencement date and $93,475 per month starting on January 1, 2023, which includes the monthly base rent for the must-take space, with annual escalations of approximately 3%, plus approximately a 21% share of the premise real estate taxes and operating costs. The lease requires a letter of credit for $1,753,036. The lease includes an improvement allowance of $754,470.

Management has evaluated subsequent events through June 16, 2022, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.